U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2016
Commission File No.: 001-04192
MFC Bancorp Ltd.
(Translation of Registrant’s name into English)
Suite #1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F	☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes	☒ No
If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Quarterly Report for the Three Months Ended March 31, 2016
(May 16, 2016)
The following report and the discussion and analysis of our financial condition and results of operations for the three months ended March 31, 2016 should be read in conjunction with our annual audited financial statements and notes thereto for the year ended December 31, 2015 and our 2015 annual report on Form 20-F filed with the United States Securities and Exchange Commission, referred to as the “SEC”, and applicable Canadian securities regulators. Our financial statements for the three months ended March 31, 2016 have been prepared in accordance with International Financial Reporting Standards, referred to as “IFRS”, as issued by the International Accounting Standards Board, referred to as “IASB”, and may not be comparable to financial statements prepared in accordance with Untied States generally accepted accounting principles.
As used in this document, the terms “we”, “us” and “our” mean MFC Bancorp Ltd. and our subsidiaries, unless otherwise indicated. Due to rounding, numbers presented throughout this document may not add up precisely to totals we provide and percentages may not precisely reflect the absolute figures.
Unless otherwise indicated, all references in this document to “$” and “dollars” are to Canadian dollars, all references to “US$” are to United States dollars and all references to “Euro” or “€” are to the European Union Euro.
Disclaimer for Forward-Looking Information
Certain statements in this document are forward-looking statements, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities.
Forward-looking statements consist of statements that are not purely historical, including statements regarding our business plans, anticipated future gains and recoveries, our strategy to reduce trade receivables and inventories and increase profitability, the integration of our bank acquisition, future business prospects and any statements regarding beliefs, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates and our ability to integrate our newly acquired bank, may prove to be incorrect. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including those described herein and in our 2015 annual report on Form 20-F. Such forward-looking statements should therefore be construed in light of such factors. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties is set out in the “Risk Factors” section of this report and in our annual report on Form 20-F for the year ended December 31, 2015 filed with the SEC and Canadian securities regulators.
Non-IFRS Financial Measures
This document includes “non-IFRS financial measures”, that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measure “Operating EBITDA from continuing operations”.

Operating EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Our management uses Operating EBITDA from continuing operations as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and depletion and the exclusion of impairment losses in Operating EBITDA from continuing operations eliminates the non-cash impact.
Operating EBITDA from continuing operations is used by investors and analysts for the purpose of valuing an issuer. The intent of Operating EBITDA from continuing operations is to provide additional useful information to investors and the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate Operating EBITDA from continuing operations differently. For a reconciliation of Operating EBITDA from continuing operations to net income from continuing operations, please see “Results of Operations”.

DEAR FELLOW SHAREHOLDERS AND BUSINESS PARTNERS:
All references to dollar amounts herein are Canadian dollars unless otherwise stated.
In the first quarter of 2016, revenues increased slightly to $350.0 million from $349.6 million in the same period of 2015. We continued to make progress in our plans to streamline our operations, exiting certain low margin product lines, reducing expenses and reducing working capital employed. This is an ongoing process. However, we believe this is the basis to improve our profitability and return on capital.
Despite a marginal increase in revenues, primarily as a result of the positive impact of the weaker Canadian dollar against the Euro in the period, our net income from continuing operations attributable to shareholders for the first quarter of 2016 declined to $0.4 million, or $0.01 per share on a basic and diluted basis, from $5.4 million, or $0.09 per share on a basic and diluted basis, in the same period of 2015.
In the first three months of 2016, operating EBITDA from continuing operations was $8.3 million, compared to $14.5 million in the same period 2015.
Operating EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Operating EBITDA from continuing operations is a non-IFRS financial measure and should not be considered in isolation or as a substitute for performance measures under IFRS. Management uses Operating EBITDA from continuing operations as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measure, primarily because we incur depreciation and depletion from time to time.
The following table provides a reconciliation of Operating EBITDA to net income from continuing operations for the periods indicated.
OPERATING EBITDA ($ in thousands)	March 31, 2016	March 31, 2015
Net income(1)	$40	$5,759
Tax expense	1,187	2,692
Finance costs	4,316	4,787
Amortization, depreciation and depletion	2,059	1,280
Operating EBITDA(2)	$8,302	$14,518
Note: (1)
Includes net income from continuing operations attributable to non-controlling interests.

(2)
There were no impairments for continuing operations in the three months ended March 31, 2016 and 2015.

Financial Highlights
As of March 31, 2016, cash and cash equivalents increased to $250.4 million from $197.5 million as of December 31, 2015. We have made progress in reducing our inventories. Inventories were $197.4 million as of March 31, 2016, compared to $245.3 million as of December 31, 2015. Trade receivables increased from $151.2 million as of December 31, 2015 to $207.9 million as of March 31, 2016. The increase in trade receivables was primarily as a result of a reduction of inventories and an increase in strategic receivables to enhance our realizations. Credit risk from trade receivables is substantially mitigated through credit insurance, bank guarantees, letters of credit and other risk mitigation measures.
i
LETTER TO SHAREHOLDERS

The following table highlights selected figures on our financial position as of March 31, 2016 and December 31, 2015:
FINANCIAL POSITION ($ in thousands, except ratios and per share amounts)	March 31, 2016	December 31, 2015
Cash and cash equivalents	$250,366	$197,519
Securities, current	20,942	170
Trade receivables	207,901	151,229
Inventories	197,406	245,345
Total current assets	859,235	785,850
Total current liabilities	524,475	414,562
Short-term bank borrowings	207,457	60,103
Working capital	334,760	371,288
Current ratio(1)	1.64	1.90
Total assets	1,055,859	977,351
Total long-term debt	245,287	259,038
Total long-term debt-to-equity(1)	0.47	0.47
Total liabilities	707,479	608,151
Shareholders’ equity	346,174	367,192
Net book value per share	5.48	5.81
   Note: (1)
The current ratio is calculated as current assets divided by current liabilities and the total long-term debt-to-equity ratio is calculated as total long-term debt divided by shareholders’ equity.

Credit Lines and Facilities with Banks
We established, utilized and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day finance and supply chain business. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.
As at March 31, 2016, we had credit facilities aggregating $812.3 million comprised of: (i) unsecured revolving credit facilities aggregating $390.2 million from banks. The banks generally charge an interest rate of inter-bank rates plus an interest margin; (ii) revolving credit facilities aggregating $105.2 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of  $244.5 million for our supply chain activities. We may factor our receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) foreign exchange credit facilities of  $45.0 million with banks; and (v) secured revolving credit facilities aggregating $27.4 million.
All of these facilities are either renewable on a yearly basis or usable until further notice. A substantial portion of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.
In addition, we have margin lines with availability at multiple brokers, which can enable us to hedge approximately $129.7 million notional value.
Vision
Our vision is to become a regulated trade finance institution, offering our customers and suppliers a wider range of structured finance solutions including factoring, inventory financing, forfaiting, marketing and other financing solutions.
There are significant opportunities to offer structured and trade finance and banking solutions in the markets we serve as many of our customers and suppliers do not have adequate financing alternatives and could benefit from our services. Leveraging our vertically-integrated supply chain platform, we have

LETTER TO SHAREHOLDERS

insights into financing requirements across the value chain and the ability to offer a full portfolio of structured and trade finance and banking products will allow us to meet the needs of our business partners.
In the first quarter of 2016, we made important progress towards this goal by completing the acquisition of MFC Merchant Bank Ltd (the “Bank”). As part of our group, the Bank does not engage in retail banking and commercial banking, but instead provides merchant banking and specialty banking services, focused on structured and trade finance, to our customers, suppliers, and group members, among others. The products that the Bank offers include, among others:
■
structured and trade finance, including advisory services, in conjunction with export credit agencies;

■
merchant banking products and services, with and without recourse factoring;

■
forfaiting;

■
discounting of bills of exchange and promissory notes;

■
purchase financing collateralized by the product;

■
inventory financing collateralized by inventory and

■
bank guarantees, letters of credit, documentary bank guarantees/stand-by letters of credit, bills of exchange, bills of lading, promissory notes and forwarders’ certificate of receipt facilities.

The Bank’s customer deposits are mainly comprised of small and medium sized corporate clients, who may also be trade and structured finance customers, as well as our subsidiary companies and other related entities. In addition, we integrate our existing long-standing banking relationships with the Bank to support our corporate vision.
Stakeholder Communication
Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders:
■
Stakeholders are encouraged to read our entire management’s discussion and analysis for the three months ended March 31, 2016 as set forth in this Quarterly Report and our unaudited financial statements for the three months ended March 31, 2016 for a greater understanding of our business and operations.

■
All stakeholders who have questions regarding the information in this Quarterly Report may call our North American toll free line: 1 (844) 331 3343 or International callers: +1 (604) 662 8873 to book a conference call with members of our senior management. Questions may also be emailed to Rene Randall at rrandall@bmgmt.com.

Future
Historically, we have operated in a net cash position; however, in 2014, after the acquisitions of two leveraged companies, this situation changed. We have implemented an action plan with the goal of restoring our net cash position in 2016 by reducing inventories and trade receivables and rationalizing other assets. In addition, the action plan is expected to reduce our structural cost profile by streamlining our businesses.
We wish to thank all our stakeholders and our banks for their support. We are making progress, but as of today we are not satisfied with the results. We have a plan and a vision. We will work diligently to execute them in order to enhance value for our stakeholders.
Respectfully Submitted,

Gerardo Cortina
President and Chief Executive Officer

LETTER TO SHAREHOLDERS

Corporate information
BOARD OF DIRECTORS	AUDITORS	TRANSFER AGENT
Michael J. Smith Chairman Director since 1987 Indrajit Chatterjee Director since 2005 Silke S. Stenger* Director since 2013	PricewaterhouseCoopers LLP Suite 700 250 Howe Street Vancouver, BC V6C 3S7 Canada Telephone: (1) 604 806 7000 www.pwc.com/ca	Computershare 480 Washington Blvd 27th Floor Jersey City, NJ 07310 USA Telephone: (1) 888 478 2338 www.computershare.com
	STOCK LISTING	CORPORATE
Dr. Shuming Zhao* Director since 2014 Gerardo Cortina Director since 2014 Friedrich Hondl* Director since 2015	New York Stock Exchange 11 Wall Street New York, NY 10005 USA Telephone: (1) 212 656 3000 Email: nyselistings@nyse.com Trading symbol: MFCB	MFC Bancorp Ltd. 400 Burrard Street Suite 1860 Vancouver, BC, V6C 3A6 Canada Telephone: (1) 604 683 8286 Email: rrandall@bmgmt.com
Jochen P. Duemler Director since 2016 * Member of the Audit Committee	CORPORATE WEBSITE www.mfcbancorpltd.com	COMMERCIAL HEADQUARTERS MFC Commodities GmbH Millennium Tower 21st Floor 94-96 Handelskai 1200 Vienna, Austria Telephone: (43) 1 240 25 0 Email: office@mfc-commodities.com

LETTER TO SHAREHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS
Nature of Business
We are a finance and supply chain company, which facilitates the working capital and other requirements of our customers. Our business activities involve customized structured financial solutions and are supported by captive sources and products secured from third parties. We do business in multiple geographies and specialize in a wide range of industrial products such as metals, ceramics, minerals, various steel products and ferro-alloys and wood products.
As a supplement to our internal growth initiatives, we seek out and evaluate strategic acquisition and financing candidates to further expand our finance and supply chain businesses.
Recent Developments
Focus on Trade Finance and Acquisition of a European Bank
In March 2015, we announced our strategy to leverage our trade finance and supply chain platform by offering additional and complementary trade and structured finance services and solutions, including regulated products, to our existing customer and supplier base.
As an integral part of our long-term strategy and focus on expanding our trade finance and solutions offerings, on February 1, 2016, we completed the acquisition of BAWAG Malta Bank Ltd., referred to as the “Bank”, a licenced Western European bank, for total consideration of  $142.4 million. The consideration under the transaction equaled the fair values of the identifiable assets acquired and the liabilities assumed on the closing date. Subsequent to the completion of the acquisition, the Bank was renamed “MFC Merchant Bank Limited”. Through ownership of an “in-house” bank, we will be able to supplement our core business with regulated banking services, including, among others, collateral-based lending to suppliers and customers, factoring, discounting and forfaiting of receivables and issuing guarantees.
The Bank does not engage in retail or commercial banking, but provides specialty banking services, focused on merchant banking and structured and trade finance, to our customers, suppliers and group members. These products include: bank guarantees, letters of credit, documentary bank guarantees/stand-by letters of credit, bills of exchange, bills of lading, promissory notes and forwarders’ certificate of receipt facilities; with and without recourse factoring; forfaiting; discounting of bills of exchange and promissory notes; purchase financing collateralized by the product; inventory financing collateralized by inventory; structured trade finance, including advisory services, in conjunction with export credit agencies; and merchant banking products and services.
The Bank’s customer deposits are mainly comprised of small and medium sized corporate clients, who may also be trade and structured finance customers, as well as other companies in our group and other related entities. In addition, we integrate our existing long-standing banking relationships with the Bank to support our corporate vision.
The back office is a significant burden to a bank because it is the major driver of operating expenditures. However, in order to maintain a variable cost structure, the Bank outsources major back office services as well as internal functions such as technology, internal audit and payment services to third parties.
Rationalization of Non-Core Resource Assets / Discontinued Operations
In the third quarter of 2015, we determined to pursue the sale of our resource assets, comprised of our hydrocarbon properties and iron ore interests, and instituted a program to identify potential buyers and rationalize these assets. As a result, these assets have been classified as assets held for sale since September 30, 2015 and the operations and cash flows related to these assets are accounted for as discontinued operations for the three months ended March 31, 2016. Please see “Discussion of Operations – Discontinued Operations” for further information.
Business Segments
Our business is divided into two operating segments: (i) Finance and Supply Chain, which includes our marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities; and (ii) All Other, which encompasses our corporate and other investments and business interests.

Finance and Supply Chain
Our finance and supply chain segment includes our trade and structured finance operations, proprietary investing and integrated supply chain business.
We provide supply chain services, logistics and other trade and structured finance services to producers and consumers of our products. These activities provide cost effective and efficient transportation, as well as payment terms accommodating working capital requirements for our customers and partners. Our operations often utilize strategies and structures to facilitate the working capital needs of our clients. We currently engage in purchases and sales with producers who are unable to effectively realize sales due to their specific circumstances. We supply various products in global markets, including metals, ceramics, minerals, various steel products and ferro-alloys and wood products. These are sourced from our directly or indirectly held supply interests or are secured by us from third parties in Asia, Africa, Europe, North America, South America and the Middle East.
In 2014, we acquired a supply chain company that is focused on steel products and has offices globally. The consideration under the transaction was nominal (including contingent payments between the parties over a 10-year period based on current inventories and accounts receivable, existing legal actions and the utilization of certain tax loss carry-forwards). In addition, in 2014, we acquired a 100% interest in a vertically integrated supply chain management company, which is a producer of ferrosilicon.
In furtherance of our goal to expand our trade finance and solutions offerings, we expanded our finance and supply chain business through the acquisition of the Bank. Please see “Recent Developments” for additional information. As we integrate this acquisition, we expect to significantly expand our existing business through by offering additional financial products including, among others, collateral-based lending to suppliers and customers, factoring, discounting and forfaiting of receivables and issuing guarantees.
Often, producers and end consumers work with us to better manage their internal supply chain, distribution risk and currency and capital requirements. In such operations, we try to capture various product, financing and currency spreads. Through our operational history, we have been able to develop long-standing relationships with producers, end customers and financiers and integrate them into our activities, allowing us to leverage our marketing and financial experience and relationships to provide marketing services and trade and structured finance services to our customers.
Our finance and supply chain business employs personnel worldwide and our main marketing office is located in Vienna, Austria. We also maintain offices in Canada, the United States, Malta, Mexico, Argentina, China, Norway, Germany and Spain. In addition, we establish relationships with and seek to further market our products through agents located worldwide. Our marketing and other business activities in this segment are supported by a network of agents and relationships, which provides us with worldwide sourcing and distribution capabilities.
We utilize our established relationships with international financial institutions, insurers and factoring companies to provide flexible, customized financial tools, extensive credit and risk management and structured solutions for our customers. Working closely with our customers, our professional staff arranges support for hedging and marketing of materials, financing and risk management solutions.
Our activities include making proprietary investments through using our own capital and expertise to capture investment opportunities. We seek to participate in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. These activities take many forms and can include acquiring entire businesses or portions thereof, investing in equity or investing in the existing indebtedness (secured and unsecured) of businesses or in new equity or debt issues. Such activities are generally not passive and we invest where we believe our expertise in financial restructuring and management and complementary supply chain and corporate finance capabilities can add or unlock value.
We consider opportunities where: our existing participation in marketing and production provides expert insight; we can obtain a satisfactory return of future capital investment; and there are synergistic benefits with our existing business. Our philosophy is to utilize our financial strength to realize the commercial potential of assets in markets where we have a comprehensive understanding of the drivers of value.
Proprietary investments are generated and made as part of our overall finance and supply chain activities and are realized upon over time, sometimes taking more than one year. In addition, as part of our overall strategy, we often seek to acquire interests or establish relationships with producers to realize upon potential synergies. Such interests can be acquired through purchases of, or investments in, producers, or through contractual arrangements with them.
All Other
Our all other segment includes our corporate and other operating segments and interests.
Competitive Conditions
Both segments of our business are intensely competitive and we expect them to remain so.
We operate in a highly competitive environment in most of our markets and we face competition, principally from international banks, the majority of which are European, North American or Latin American regulated banks, in our finance and fee-generating activities. Such competition may have the effect of reducing spreads on our financing activities.
Our finance and supply chain business is relatively small compared to our competitors in the sector. Many of our competitors have far greater financial resources, a broader range of products and sources of supply, larger customer bases, greater name recognition and marketing resources, a larger number of senior professionals to serve their clients’ needs, greater global reach and more established relationships with clients than we do. These competitors may be better able to respond to changes in business conditions, compete for skilled professionals, fund internal growth and compete for market share generally.
The scale of our competitors in the finance and supply chain business has increased in recent years as a result of substantial consolidation among companies, especially in the banking and financial industries. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position.
We believe that our experience and operating structure permit us to respond more rapidly to our clients’ needs than many of our larger competitors. These traits are important to small and mid-sized business enterprises, many of which do not have large internal corporate finance departments to handle their capital requirements. We develop a partnership approach to assist our clients. This often permits us to develop multiple revenue sources from the same client. For example, we may purchase and sell a client’s products, or commit our own capital to make a proprietary investment in its business or capital structure.
Discontinued Operations
In the third quarter of 2015, we determined to pursue the sale of our resource assets, comprised of our hydrocarbon properties and iron ore interests. We instituted a program to identify potential buyers and rationalize these assets, which we expect will be completed by the third quarter of 2016. As a result, we classified these assets as assets held for sale as of March 31, 2016 and the operations and cash flows related to these assets are accounted for as discontinued operations for the three months ended March 31, 2016. Please see “Discussion of Operations – Discontinued Operations” for further information.
Our discontinued operations as at March 31, 2016 included hydrocarbon development, production and processing operations in Alberta, Canada as well as certain undeveloped lands. Our producing hydrocarbon assets included under discontinued operations are not in proximity to and have not been impacted by the forest fires experienced in the Fort McMurray region of Northern Alberta in May 2016. These interests include natural gas infrastructure and processing facilities with compression capacity of 20 million cubic feet per day utilizing over 6,200 horsepower, including a gas processing plant with 28 mmcf per day of capacity. The following table summarizes the number of our natural gas and crude oil wells as at December 31, 2015 that were producing or that were mechanically capable of production and had economic reserves assigned to them as at such date, all of which were located in Alberta, Canada:
Producing Natural Gas Wells		Non-producing Natural Gas Wells(1)		Producing Crude Oil Wells		Non-producing Crude Oil Wells(1)		Total Wells
Gross	Net(2)	Gross	Net(2)	Gross	Net(2)	Gross	Net(2)	Gross	Net(2)
99	69	79	54	11	8	13	10	202	141

Notes:
(1)
A portion of the non-producing wells are wells considered capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

(2)
Net wells represent the sum of fractional interests owned by us in gross wells.

Our discontinued operations also include our royalty interest as the holder of a mining sub-lease related to an iron ore mine located in Wabush, Newfoundland and Labrador, Canada. In late 2014, the mine operator announced the closure of the mine and, in 2015, commenced proceedings under the Companies’ Creditors Arrangement Act (Canada), referred to as the “CCAA”.
Discussion of Operations
The following discussion and analysis of our financial condition and results of operations for the three months ended March 31, 2016 and 2015 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes.
General
We are a vertically integrated finance and supply chain company which facilitates the working capital and other requirements of our customers. Our business activities involve customized structured financial solutions and are supported by captive sources and products secured from third parties. We do business in multiple geographies and specialize in a wide range of industrial products such as metals, ceramics, minerals, various steel products and ferro-alloys and wood products.
We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing activities are generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.
Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, asset prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in trade finance such as merchant and investment banks, along with other capital sources such as hedge funds, private equity firms, insurance companies and other companies engaged in supply chain activities in Europe, Asia and globally.
Our results of operations for any particular period may also be materially affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.
In the first three months of 2016, we recognized a currency translation adjustment loss of  $21.2 million as a result of a stronger Canadian dollar. As a result, our net book value declined by $21.0 million as at March 31, 2016, compared to December 31, 2015, as set forth below:
	March 31, 2016	December 31, 2015
	(In thousands, except per share amounts)
Net book value	$346,174	$367,192
Net book value per share	5.48	5.81
As previously reported, in the fourth quarter of 2015, one of our customers in the wood products market experienced financial difficulties and, in the first quarter of 2016, filed for insolvency. This was an adjusting subsequent event under IAS 10, Events after the Reporting Period, for our year ended December 31, 2015 and, as a result, in connection with the preparation of our audited consolidated financial statements for the year ended December 31, 2015, we had to determine an allowance for credit losses against our receivables due from the customer and its affiliates and evaluate all other exposures. As a result, in the fourth quarter of 2015, we recorded total credit losses and provisions of  $51.4 million related to this customer and its affiliates, which included an allowance for trade receivables of  $10.7 million and provisions of  $40.7 million for potential future losses related to guarantees we provided relating to certain prepayment loans made by third-party banks to this customer to finance off-take contracts for which we were the off-taker. However, we hold various collateral, including guarantees, mortgages and other mitigation securities to recover a significant portion of these losses. We are exercising our rights as we undertake various options to maximize our recoveries. We currently expect that it is highly probable that we will recover at least $36.8 million of these losses in 2016.

Under applicable IFRS, our expected recoveries in relation to this customer may only be recognized in our financial statements when there is “virtual certainty” that they will be collected. “Virtual certainty” is a very high threshold and therefore, pursuant to IFRS, we did not record our expected recoveries related to such credit losses in 2015 and in the first quarter of 2016. Therefore, there is a timing difference between the recording of credit losses and the recognizing of the associated expected recoveries in future periods. In our view, this accounting result does not truly reflect how we view these transactions from a commercial, economic or risk assessment perspective.
Prior Periods
In connection with the preparation of our audited financial statements for the year ended December 31, 2015 and after an examination of various historic transactions on a case-by-case basis involving the purchase and subsequent sale of goods to customers or their affiliates, we determined to reclassify $129.9 million and $91.5 million of gross revenues previously recognized for fiscal 2014 and 2013, respectively, along with corresponding costs of sales and services of  $126.3 million and $89.0 million, respectively for each such period on a net basis where the costs of purchases of goods and revenues from subsequent sales of such goods to these entities were previously recorded on a gross basis. As a result, revenues were reduced by $126.3 million and $89.0 million for 2014 and 2013, respectively, with a corresponding identical reduction to our costs of sales and services for such periods.
In connection with the foregoing reclassification, revenues were reduced by $36.9 million for the first quarter of 2015, with a corresponding identical reduction to our costs of sales and services for such period, and such results have been restated accordingly in the statement of operations in our financial statements for the three months ended March 31, 2016. The reclassification had no impact on our net income from operations, cash flow statements or financial position.
Discontinued Operations
As at March 31, 2016, our discontinued operations include the following interests, which are classified as assets held for sale:
Iron Ore Interests.   We are the lessor under a mining sub-lease of the lands upon which a mine is situated in Newfoundland and Labrador, Canada. The mine is owned by Cliffs Natural Resources Inc., referred to as “Cliffs”, which, in late 2014, announced its closure and, in the first quarter of 2015, commenced proceedings under the CCAA with respect to all of its Canadian operations. In the second quarter of 2015, Cliffs’ subsidiaries that operate the mine became parties to the CCAA proceedings, which continued through 2015. Our iron ore interests, including our 50% interest in a mine property located in Missouri, U.S.A., are discontinued operations.
Hydrocarbon Properties.   In the third quarter of 2015, we determined to pursue the sale of our resource assets, comprised of our hydrocarbon properties and iron ore interests. We have initiated a program to identify potential purchasers and sell these assets. Accordingly, our hydrocarbon properties and iron ore interests are classified as assets held for sale as of March 31, 2016.
The operations and cash flows related to these assets are accounted for as discontinued operations for the three months ended March 31, 2016. Please see Note 7 to our consolidated financial statements for the three months ended March 31, 2016 for further information. Our ability to rationalize these assets and the amount of any proceeds are dependent on commodity prices and other market factors.
Business Environment
Our financial performance is, and our consolidated results in any period can be, materially affected by economic conditions and financial markets generally.
A favourable business environment is characterized by many factors, including a stable geopolitical climate, transparent financial markets, low inflation, low interest rates, availability of credit, low unemployment, strong business profitability and high business and investor confidence. Unfavourable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increase in the cost of credit and capital, increases in inflation, interest rates, exchange rate volatility, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in the capital markets or a combination of these or other factors.

Ongoing economic conditions and uncertainties, including slower economic growth in China and continuing economic uncertainty in Europe, continued to impact markets and cause significant volatility in commodity prices in the first quarter of 2016. The spot prices of natural gas declined in the first quarter of 2016 as it remained in surplus.
We operate internationally and therefore our financial performance and position are impacted by changes in the Canadian dollar, our reporting currency, against the other functional currencies of our international subsidiaries and operations, particularly the Euro and the United States dollar. Changes in currency rates affect our financial performance and position because our European and United States subsidiaries’ assets, liabilities, revenues and operating costs are denominated in Euros and United States dollars, respectively. Accordingly, a weakening of the Canadian dollar against the Euro and United States dollar would have the effect of increasing the value of such assets, liabilities, revenues and operating costs when translated into Canadian dollars, our reporting currency. Conversely, a strengthening of the Canadian dollar against these currencies would have the effect of decreasing such values.
As at March 31, 2016, the Canadian dollar had strengthened by 1.7% against the Euro from the end of 2015. Such strengthening negatively impacted our asset values (net of liabilities) reported in Canadian dollars as at March 31, 2016. As a result, we recognized a net $21.2 million currency translation adjustment loss accumulated under other comprehensive income within equity in the three months ended March 31, 2016, compared to a net $47.7 million currency translation adjustment gain in the three months ended March 31, 2015.
Results of Operations
Summary of Quarterly Results
The following tables provide selected unaudited financial information for the most recent eight quarters:
	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
	(In thousands, except per share amounts)
Gross revenues	$350,005	$406,164	$403,697	$420,284
Net income (loss) from continuing operations(1)	409	(71,160)(2)	399	5,818
Earnings (loss) from continuing operations, per share
Basic	0.01	(1.13)(2)	0.01	0.09
Diluted	0.01	(1.13)(2)	0.01	0.09
Net (loss) income(1)	(61)	(111,807)(2)(3)	(392,208)(4)	8,549
Earnings (loss), per share
Basic	—	(1.77)(2)(3)	(6.21)(4)	0.14
Diluted	—	(1.77)(2)(3)	(6.21)(4)	0.14

Notes:
(1)
Attributable to our shareholders.

(2)
Includes losses of  $51.4 million related to a customer that filed for insolvency in February 2016 (please see “Discussion of Operations – General” for further information) and $9.9 million on long-term off-take agreements entered into by a subsidiary acquired in 2014, which have since been terminated.

(3)
Includes non-cash impairments of  $52.9 million recognized on our hydrocarbon properties and the reversal of non-cash impairment losses of  $30.0 million and recognition of a deferred tax liability of  $7.8 million in connection therewith.

(4)
Includes non-cash impairments of  $143.6 million, before a reduction of deferred tax assets of  $50.9 million, and $245.6 million, before an income tax recovery of  $54.3 million, respectively, recognized on our hydrocarbon properties and iron ore interests.

	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
	(In thousands, except per share amounts)
Gross revenues	$349,557	$346,560	$360,260	$388,264
Net income (loss) from continuing operations(1)	5,398	3,659	(4,909)	3,290
Earnings (loss) from continuing operations, per share
Basic	0.09	0.06	(0.08)	0.05
Diluted	0.09	0.06	(0.08)	0.05
Net income (loss)(1)	7,836	(21,797)(2)	6,990	7,720
Earnings (loss), per share
Basic	0.12	(0.35)	0.11	0.12
Diluted	0.12	(0.35)	0.11	0.12

Notes:
(1)
Attributable to our shareholders.

(2)
Includes a non-cash impairment of interests in resource properties of  $33.2 million before an income tax recovery of  $8.4 million.

Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2015
The following table sets forth our selected operating results and other financial information for each of the periods indicated:
	Three Months Ended March 31,
	2016	2015
		(Restated(1))
	(In thousands, except per share amounts)
Gross revenues	$350,005	$349,557
Costs and expenses	348,078	341,106
Costs of sales and services	327,289	319,026
Selling, general and administrative expenses	19,920	18,815
Finance costs	4,316	4,787
Exchange differences on foreign currency transactions, net gain	3,447	1,522
Earnings from continuing operations(2)	409	5,398
Net (loss) income from discontinued operations(2)	(470)	2,438
Net (loss) income(2)	(61)	7,836
Earnings per share from continuing operations:
Basic	0.01	0.09
Diluted	0.01	0.09
Earnings per share:
Basic	—	0.12
Diluted	—	0.12

Notes:
(1)
Revenues and costs of sales and services for the period have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such period. Please see “Discussion of Operations – Prior Periods” for further information.

(2)
Attributable to our shareholders.

The following is a breakdown of our gross revenues by activity for each of the periods indicated:
	Three Months Ended March 31,
	2016	2015
		(Restated(1))
	(In thousands)
Gross Revenues:
Finance and supply chain	$340,706	$341,348
All other	9,299	8,209
	$350,005	$349,557

Note:
(1)
Revenues and costs of sales and services for the period have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such period. Please see “Discussion of Operations – Prior Periods” for further information.

For the first quarter of 2016, our proportionate revenues by product were: (i) 25% steel products; (ii) 46% minerals, chemicals and alloys; (iii) 18% metals; (iv) 6% wood products; and (v) 5% other. In the first quarter of 2016, 60% of our revenues were from Europe, 26% were from the Americas and 14% were from Asia and other regions.
Based upon the average exchange rates for the three months ended March 31, 2016, the Canadian dollar weakened by approximately 7.8% in value against the Euro compared to the average exchange rates for the same period of 2015.
Revenues for the first quarter of 2016 increased marginally to $350.0 million from $349.6 million in the same period of 2015, primarily as a result of the positive impact of the weaker Canadian dollar against the Euro in the first quarter of 2016, substantially offset by the exiting of certain product lines. As a substantial portion of our revenues are generated in Euros, the weakening of the Canadian dollar against the Euro positively impacted our revenues in the first quarter of 2016 when such Euro-denominated revenues were translated to Canadian dollars.
Revenues for our finance and supply chain business for the first quarter of 2016 decreased marginally to $340.7 million from $341.3 million in the same quarter of 2015, primarily as a result of the exiting of certain product lines, substantially offset by the positive impact of the weaker Canadian dollar against the Euro in the first quarter of 2016.
Revenues for our all other segments were $9.3 million in the first quarter of 2016, compared to $8.2 million in the same period of 2015.
Costs of sales and services increased to $327.3 million during the first quarter of 2016 from $319.0 million for the same period in 2015, primarily as a result of the impact of the weaker Canadian dollar against the Euro in the first quarter of 2016. The following is a breakdown of our costs of sales for each of the periods indicated:
	Three Months Ended March 31,
	2016	2015
		(Restated(1))
	(In thousands)
Supply chain products and services	$324,381	$314,105
Credit losses on loans and receivables	384	32
Market value increase on commodity inventories	(961)	(283)
(Gain) loss on derivative contracts, net	(252)	2,314
Loss on trading securities	43	27
Other	3,694	2,831
Total cost of sales and services	$327,289	$319,026

Note:
(1)
Revenues and costs of sales and services for the period have been reclassified to present certain transactions on a net basis. This had no impact on our net income from operations, net income, cash flow statements or financial position for such period. Please see “Discussion of Operations – Prior Periods” for further information.

Selling, general and administrative expenses increased to $19.9 million in the first quarter of 2016 from $18.8 million in the same quarter of 2015, primarily due to the impact of the weaker Canadian dollar against the Euro in the first quarter of 2016.
In the first quarter of 2016, finance costs decreased to $4.3 million from $4.8 million in the same quarter of 2015 as a result of a decrease in the average balance of short-term borrowings during the current quarter.
In the first quarter of 2016, we recognized a net foreign currency transaction gain of  $3.4 million, compared to $1.5 million in the same quarter of 2015, in the consolidated statement of operations. The foreign currency transaction gain represents exchange differences arising on the settlement of monetary items or on translating monetary items into our functional currencies at rates different from those at which they were translated on initial recognition during the period or in previous financial statements.
We recognized an income tax expense of  $1.2 million in the first quarter of 2016, compared to $2.7 million in the same quarter of 2015. The income tax paid in cash during the first quarter of 2016 was $1.3 million, compared to $1.9 million in the same quarter of 2015.
In the first quarter of 2016, our net income attributable to shareholders from continuing operations was $0.4 million, or $0.01 per share on a basic and diluted basis, compared to $5.4 million, or $0.09 per share on a basic and diluted basis, in the same period of 2015.
Our revenues from discontinued operations were $7.6 million for the first quarter of 2016, compared to $28.7 million for the same period of 2015. The decrease was primarily the result of the disposition of hydrocarbon interests in 2015 and a decrease in natural gas prices and volumes. Our costs and expenses for discontinued operations were $7.7 million in the first quarter of 2016, compared to $24.5 million in the same period of 2015.
In the first quarter of 2016, our loss from discontinued operations was $0.5 million, or $0.01 per share on a basic and diluted basis, compared to income from discontinued operations of  $2.4 million, or $0.03 per share, for the same period in 2015.
In the first quarter of 2016, our net loss attributable to shareholders was $61,000, or $nil per share on a basic and diluted basis, compared to net income attributable to shareholders of  $7.8 million, or $0.12 per share on a basic and diluted basis, in the same period of 2015.
For the first quarter of 2016, our Operating EBITDA from continuing operations decreased to $8.3 million from $14.5 million for the same period of 2015.
The following is a reconciliation of our net income to Operating EBITDA from continuing operations.
	Three Months Ended March 31,
	2016	2015
	(In thousands)
Operating EBITDA from continuing operations
Net income from continuing operations(1)	$740	$5,759
Income tax expense(2)	1,187	2,692
Finance costs	4,316	4,787
Amortization, depreciation and depletion	2,059	1,280
Operating EBITDA from continuing operations(3)	$8,302	$14,518

Notes:
(1)
Includes net income attributable to non-controlling interests.

(2)
The income tax paid in cash during the first quarter of 2016 was $1.3 million, compared to $1.9 million in the same quarter of 2015.

(3)
There were no impairments for continuing operations in the three months ended March 31, 2016 and 2015.

Please see “Non-IFRS Financial Measures” for additional information.

Liquidity and Capital Resources
General
Our objectives when managing capital are:
•
to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders;

•
to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk; and

•
to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk.

We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust this capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
Consistent with others in our industry, we monitor capital on the basis of our net debt-to-equity ratio and long-term debt-to-equity ratio. The net debt-to-equity ratio is calculated as net debt divided by shareholders’ equity. Net debt is calculated as total debt less cash and cash equivalents. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity. The computations are based on continuing operations.
The following table sets forth the calculation of our net debt-to-equity ratio as at the dates indicated:
	March 31, 2016	December 31, 2015
	(In thousands, except ratio amounts)
Total long-term debt	$245,287	$259,038
Less: cash and cash equivalents	(250,366)	(197,519)
(Net cash and cash equivalents) net debt	(5,079)	61,519
Shareholders’ equity	346,174	367,192
Net debt-to-equity ratio	N/A	0.17
There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at March 31, 2016 and December 31, 2015. The net debt-to-equity ratio was not applicable as at March 31, 2016, as we had a net cash and cash equivalents balance, and was 0.17 as at December 31, 2015.
The following table sets forth the calculation of our long-term debt-to-equity ratio as at the dates indicated:
	March 31, 2016	December 31, 2015
	(In thousands, except ratio amounts)
Long-term debt, less current portion	$164,173	$174,333
Shareholders’ equity	346,174	367,192
Long-term debt-to-equity ratio	0.47	0.47
During the three months ended March 31, 2016, our strategy, which remained unchanged from the prior period, was to maintain our net debt-to-equity ratio and long-term debt-to-equity ratio at manageable levels. Our long-term debt-to-equity ratio was 0.47, as at March 31, 2016 and December 31, 2015.
Cash Flows
Due to the number of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long-term debt below.

The finance and supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for our working capital, proprietary investments and general and administrative expenses.
Working capital levels fluctuate throughout the year and are affected by the level of our finance and supply chain operations, the markets and prices for commodities, the timing of collection of receivables and the payment of payables and expenses. Changes in the volume of transactions can affect the level of receivables and influence overall working capital levels. We currently have a sufficient level of cash on hand and credit facility amounts and we believe that we have sufficient cash flows from operations, cash on hand and credit availability to meet our working capital and other requirements as well as unexpected cash demands.
The following table presents a summary of cash flows for our continuing operations for each of the periods indicated:
	Three months ended March 31,
	2016	2015
	(In thousands)
Cash flows provided by continuing operating activities	$103,688	$78,963
Cash flows used in continuing investing activities	$(26,083)	$(1,398)
Cash flows used in continuing financing activities	$(7,172)	$(8,016)
Cash Flows from Continuing Operating Activities
Operating activities provided cash of  $103.7 million in the first quarter of 2016, compared to $79.0 million in the same period of 2015. In the first quarter of 2016, an increase in short-term bank borrowings provided cash of  $152.5 million, compared to $95.1 million in the same period of 2015. An increase in receivables, primarily as a result of an increase in the amount of invoices which were not factored or discounted without recourse, used cash of  $57.6 million in the first quarter of 2016, compared to a decrease in receivables providing cash of  $16.3 million in the same period of 2015. A decrease in inventories provided cash of  $45.9 million in the first quarter of 2016, compared to an increase in inventories using cash of  $6.7 million in the same period of 2015. A decrease in account payables and accrued expenses used cash of  $32.8 million in the first quarter of 2016, compared to $29.3 million in the same period of 2015. An increase in short-term securities used cash of  $7.6 million in the first quarter of 2016, compared to a decrease in short-term securities providing cash of  $1,000 in the same period of 2015. A decrease in deposits, pre-paid and other provided cash of  $4.5 million in the first quarter of 2016, compared to $2.4 million in the same period of 2015.
Cash Flows from Continuing Investing Activities
Investing activities used cash of  $26.1 million in the first quarter of 2016, primarily in connection with our acquisition of the Bank, compared to $1.4 million in the same period of 2015. The acquisition of the Bank, net of cash and cash equivalents acquired, used cash of  $23.9 million in the first quarter of 2016.
Cash Flows from Continuing Financing Activities
Net cash used by financing activities was $7.2 million in the first quarter of 2016, compared to $8.0 million in the same period of 2015. A net decrease in debt used cash of  $7.2 million in the first quarter of 2016, compared to $3.6 million in the same period of 2015. In the first quarter of 2015, dividends paid to our shareholders used cash of  $4.4 million in connection with the fourth instalment of our 2014 dividend.
Cash Flows from Discontinued Operations
Discontinued operating activities used cash of  $1.0 million in the first quarter of 2016, compared to $6.6 million in the same period of 2015.
Discontinued investing activities provided cash of  $0.1 million in the first quarter of 2016, compared to using cash of  $1.3 million in the same period of 2015.

Financial Position
The following table sets out our selected financial information as at the dates indicated:
	March 31, 2016	December 31, 2015
	(In thousands)
Cash and cash equivalents	$250,366	$197,519
Short-term cash deposits	199	233
Short-term securities	20,942	170
Securities – derivatives	4,092	5,555
Restricted cash	353	639
Trade receivables	207,901	151,229
Tax receivables	9,550	11,705
Other receivables	13,244	14,727
Inventories	197,406	245,345
Real estate held for sale	1,111	1,130
Deposits, prepaid and other	16,807	21,442
Assets held for sale	137,264	136,156
Total assets	1,055,859	977,351
Working capital	334,760	371,288
Short-term bank borrowings	207,457	60,103
Debt, current portion	81,114	84,705
Account payables and accrued expenses	139,396	174,812
Income tax liabilities	3,335	3,809
Liabilities relating to assets held for sale	88,658	87,579
Long-term debt, less current portion	164,173	174,333
Deferred income tax liabilities	13,432	13,711
Shareholders’ equity	346,174	367,192
We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g., by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.
As at March 31, 2016, cash and cash equivalents increased to $250.4 million from $197.5 million as at December 31, 2015.
Trade receivables and other receivables were $207.9 million and $13.2 million, respectively, as at March 31, 2016, compared to $151.2 million and $14.7 million, respectively, as at December 31, 2015. The increase in trade receivables was primarily as a result of a reduction in inventories and an increase in strategic receivables to enhance our realizations. Credit risk from trade receivables is substantially mitigated through credit insurance, bank guarantees, letters of credit and other risk mitigation measures.
Inventories decreased to $197.4 million as at March 31, 2016, from $245.3 million as at December 31, 2015. $97.3 million of our inventories were contracted at fixed prices or hedged as at March 31, 2016, of which $25.8 million and $71.5 million of such inventories were initially financed by suppliers and short-term bank borrowings, respectively.
Assets held for sale, consisting of our discontinued operations, were $137.3 million, which consisted of certain hydrocarbon properties, iron ore interests and an amount due from our former subsidiaries, as at March 31, 2016, compared to $136.2 million, as at December 31, 2015.
Deposits, prepaid and other assets were $16.8 million as at March 31, 2016, compared to $21.4 million as at December 31, 2015.

Tax receivables, consisting primarily of refundable value-added taxes, were $9.6 million as at March 31, 2016, compared to $11.7 million as at December 31, 2015.
We had short-term financial assets relating to derivatives of  $4.1 million as at March 31, 2016, compared to $5.6 million as at December 31, 2015. We had current liabilities relating to derivatives of  $4.5 million as at March 31, 2016, compared to $3.6 million as at December 31, 2015. Such derivatives relate to commodities and currencies. We had long-term liabilities relating to derivatives of  $0.6 million as at March 31, 2016, compared to $0.7 million as at December 31, 2015.
Account payables and accrued expenses were $139.4 million as at March 31, 2016, compared to $174.8 million as at December 31, 2015. The decrease was primarily due to repayments.
As at March 31, 2016, we had liabilities relating to assets held for sale of  $88.7 million, which included decommissioning obligations, bank debt and other liabilities associated with such assets, compared to $87.6 million as at December 31, 2015.
Our short-term bank borrowings increased to $207.5 million as at March 31, 2016, from $60.1 million as at December 31, 2015. The increase was primarily to finance the increase in trade receivables and the payments of account payables and accrued expenses. Total long-term debt decreased to $245.3 million as at March 31, 2016, from $259.0 million as at December 31, 2015.
As at March 31, 2016, we had deferred income tax liabilities of  $13.4 million, compared to $13.7 million as at December 31, 2015.
Short-Term Bank Loans and Facilities
As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day structured solutions and supply chain business. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.
As at March 31, 2016, we had credit facilities aggregating $812.3 million comprised of: (i) unsecured revolving credit facilities aggregating $390.2 million from banks. The banks generally charge an interest rate of inter-bank rates plus an interest margin; (ii) revolving credit facilities aggregating $105.2 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of  $244.5 million for our supply chain activities. We may factor our receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) foreign exchange credit facilities of  $45.0 million with banks; and (v) secured revolving credit facilities aggregating $27.4 million. All of these facilities are either renewable on a yearly basis or usable until further notice. A substantial portion of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.
In the first quarter of 2016, we reduced and eliminated certain customer-specific credit facilities for customers with whom we no longer commercially transact as well as certain foreign exchange credit facilities which were underutilized. We continue to evaluate the benefits of certain facilities that may not have strategic long-term relevance to our business and priorities going forward and may modify or eliminate additional facilities in the future. We do not anticipate that this will have a material impact on our corporate vision or our liquidity.
In addition, we have margin lines with availability at multiple brokers, which enable us to hedge over $129.7 million (US$100.0 million) notional value of industrial products.

Long-Term Debt
Other than lines of credit drawn and as may be outstanding for trade financing and structured solutions activities, as at March 31, 2016, the maturities of long-term debt were as follows:
Maturity	Principal	Interest	Total
	(In thousands)
12 months	$81,114	$6,534	$87,648
12 – 24 months	36,745	4,634	41,379
24 – 36 months	43,264	3,457	46,721
36 – 48 months	26,556	2,234	28,790
48 – 60 months	26,190	1,363	27,553
Thereafter	31,418	1,260	32,678
	$245,287	$19,482	$264,769

We expect our maturing debt to be satisfied primarily through the settlement of underlying supply chain transactions, trade financing transactions, including structured solutions transactions, cash on hand and cash flows from operations. Much of our maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with new facilities depending upon particular capital requirements.
Future Liquidity
To achieve the long-term goals of expanding our assets and earnings, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.
Foreign Currency
Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.
We translate subsidiaries’ assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions or, for practical reasons, the average exchange rates for the applicable periods, when they approximate the exchange rate as at the dates of the transactions. As a substantial amount of revenues is generated in Euros, the financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for these currencies prevailing during that period. In addition, we also have exposure to the Chinese yuan and the United States dollar.
In the three months ended March 31, 2016, we reported a net $21.2 million currency translation adjustment loss under other comprehensive loss within equity. This compared to a net gain of  $47.7 million in the same period of 2015. This currency translation adjustment did not affect our profit and loss statement. The increased loss in the first quarter of 2016 was primarily a result of the weakening of the Canadian dollar against the Euro.

Contractual Obligations
The following table sets out our contractual obligations and commitments from continuing operations as at December 31, 2015 in connection with our long-term liabilities.
	Payments Due by Period(1)
	(In thousands)
Contractual Obligations(2)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
Long-term debt obligations, including interest	$92,038	$88,506	$60,545	$40,304	$281,393
Operating lease obligations	2,006	2,975	2,580	1,266	8,827
Purchase obligations	71,865	—	—	—	71,865
Other long-term liabilities	—	504	177	—	681
Total	$165,909	$91,985	$63,302	$41,570	$362,766

Notes:
(1)
Undiscounted.

(2)
This table does not include non-financial instrument liabilities, guarantees and liabilities relating to assets held for sale.

There have been no other significant changes to the foregoing since December 31, 2015. Please refer to “Long-Term Debt” for the maturities of our long-term debt, as at March 31, 2016. The acquisition of the Bank did not have significant impact on our contractual obligations.
Risk Management
Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.
Inflation
We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of goods or services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.
Application of Critical Accounting Policies
The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 1 to our audited consolidated financial statements for the year ended December 31, 2015 for a discussion of the significant accounting policies.

The following accounting policies are the most important to our ongoing financial condition and results of operations from continuing operations:
Allowance for Credit Losses
We apply credit risk assessment and valuation methods to our trade and other receivables. Credit losses arise primarily from receivables but may also relate to other credit instruments issued by or on our behalf, such as guarantees and letters of credit. An allowance for credit losses is increased by provisions which are charged to income and reduced by write-offs net of any recoveries.
Specific provisions are established on an individual receivable basis. A country risk provision may be made based on exposures in less developed countries and on our management’s overall assessment of the underlying economic conditions in those countries.
Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects our management’s best estimate of the losses in our receivables and judgments about economic conditions. The assessment of allowance for credit losses is a complex process, which involves a significant degree of judgement and a high level of estimation uncertainty. The input factors include our legal rights and obligations under all the contracts and the expected future cash flows from the receivables and their collateral which include inventories, mortgages and other credit enhancement instruments. The major source of estimation uncertainty relates to the likelihood of the various scenarios under which different amounts are expected to be recovered through the security in place on the receivables. The expected future cash flows are projected under different scenarios and weighted by probability, which involves the exercise of significant judgment. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance.
In addition, we also provide credit losses for our credit exposures arising from guarantees we issued. The loss assessment process, as well as the exercise of judgment and estimation uncertainty, are similar to the preceding paragraph.
Classification of Assets Held for Sale
We apply judgment to determine whether an asset (disposal group) is available for immediate sale in its present condition and that its sale is highly probable and therefore should be classified as held for sale at the balance sheet date. In order to assess whether it is highly probable that the sale can be completed within one year or the extension period in certain circumstances, our management reviews the business and economic factors, both macro and micro, which include the industry trends and capital markets. It is also open to all forms of sales, including exchanges of non-current assets for other non-current assets when the exchange will have commercial substance in accordance with IAS 16, Property, Plant and Equipment.
Non-Cash Impairment of Non-Financial Assets
We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:
External sources of information
(a)
during the period, the asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use;

(b)
significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

(c)
market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;

(d)
the carrying amount of the net assets of the entity is more than its market capitalization;

Internal sources of information
(e)
evidence is available of obsolescence or physical damage of an asset;

(f)
significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date and reassessing the useful life of an asset as finite rather than indefinite; and

(g)
evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

Income Taxes
Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.
Our tax filings are also subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash flows from operating activities.
We currently have deferred income tax assets, which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred income tax assets are based upon various judgments, assumptions and estimates. We assess the realization of these deferred income tax assets on a periodic basis to determine to what extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. We determine whether it is probable that all or a portion of the deferred income tax assets will be realized, based on currently available information, including, but not limited to, the following:
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the history of the tax loss carry-forwards and their expiry dates;

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future reversals of temporary differences;

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our projected earnings; and

•
tax planning opportunities.

On the reporting date, we also reassess unrecognized deferred income tax assets. We recognize a previously unrecognized deferred income tax asset to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.
We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management’s assessment of exposures. We do not recognize the full deferred income tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.
New Standards and Interpretations Adopted and Not Yet Adopted
IFRS 9, Financial Instruments, referred to as “IFRS 9”, issued in July 2014 is the IASB’s replacement of IAS 39, Financial Instruments: Recognition and Measurement, referred to as “IAS 39”. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for periods beginning on or after January 1, 2018 with early adoption permitted. Management has decided not to early apply IFRS 9 and is currently assessing the impacts of IFRS 9 on our consolidated financial statements.
IFRS 15, Revenue from Contracts with Customers, referred to as “IFRS 15”, specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 was issued in May 2014 and applies to annual periods beginning on or after January 1, 2018. Management is currently assessing the impacts of IFRS 15 on our consolidated financial statements.

IFRS 16, Leases, referred to as “IFRS 16”, issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees under a single model that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases, and related interpretations, and is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15 has also been applied. Management is currently assessing the impacts of IFRS 16 on our consolidated financial statements.
Amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, were issued in September 2014 and are to be applied prospectively. The amendments require that upon loss of control of a subsidiary during its transfer to an associate or joint venture, full gain recognition on the transfer is appropriate only if the subsidiary meets the definition of a business in IFRS 3. Otherwise, gain recognition is appropriate only to the extent of third party ownership of the associate or joint venture. In December 2015, the IASB postponed the effective date of these amendments indefinitely, pending the outcome of its research project on the equity method of accounting, though earlier application is permitted. Adoption of these amendments is not expected to have significant impact on our consolidated financial statements.
Amendments to IFRS 11, Joint Arrangements, referred to as “IFRS 11”, were issued in May 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments clarify that an acquisition of an interest in a joint operation that is a business should be accounted for by a company and disclosed as a business combination in accordance with IFRS 3, Business Combinations, referred to as “IFRS 3”, to the extent of the company’s share and unless the principles of IFRS conflict with the guidance under IFRS 11. Adoption of these amendments is not expected to have a significant impact on our consolidated financial statements.
Transactions with Related Parties
Other than as disclosed herein, to the best of our knowledge, since January 1, 2016, there have been no material transactions or loans between our company and: (a) enterprises that directly or indirectly through one or more intermediaries control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.
In the normal course of operations, we enter into transactions with related parties, which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Treasurer, Chief Operating Officer and their close family members.
As at March 31, 2016, we had receivables of  $12,000 due from related parties arising in the normal course of business.
Financial and Other Instruments
We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices that may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.
We use derivative instruments to manage certain exposures to commodity price and currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivatives are often very volatile, as they are highly leveraged, given that margin requirements are relatively low in proportion to their notional amounts.

Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.
Please refer to Note 26 of our annual consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 for a qualitative and quantitative discussion of our exposure to market risks and the sensitivity analysis of interest rate, currency and other price risks at December 31, 2015.
Outstanding Share Data
Our share capital consists of an unlimited number of common shares, class A common shares, and class A preference shares, issuable in series. Our common shares are listed on the NYSE under the symbol “MFCB”. As of May 13, 2016, we had 63,192,272 common shares, 200,000 stock options and no share purchase warrants issued and outstanding.
Disclosure Controls and Procedures
We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 – Certification of Disclosure in Issuers, referred to as “NI 52-109”, as at March 31, 2016. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
Changes in Internal Control over Financial Reporting
We maintain internal controls over financial reporting that have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS, as required by NI 52-109.
Management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015. In conducting this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).
Previously Identified Material Weakness
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
As previously reported, as of December 31, 2015, our management concluded that our internal controls over financial reporting were not effective due to material weaknesses identified, respecting design deficiencies relating to: (i) interpretations for complex accounting on contingent liabilities, collateral and risk mitigation assets stemming from structured trade finance transactions. Specifically, the insolvency of a customer subsequent to 2015 resulted in management having to evaluate and measure certain receivables and contingent liabilities as at December 31, 2015; and (ii) the determination of the presentation of revenue and costs of sales on a gross or net basis, which resulted in revenues and costs of sales being recast for prior periods. The internal controls over the assessment of these items and the related entity level controls were not sufficiently designed to address the risks of potential misstatement. These material weaknesses could have resulted in the overstatement of assets and understatement of credit losses in the consolidated financial statements as at and for the year ended December 31, 2015 and resulted in the restatement of revenues and costs of sales for comparative periods. As these were identified prior to filing, they did not result in misstatements in the consolidated financial statements for the year ended December 31, 2015 or the current period.
Remediation Plan
Our management has been actively engaged in the implementation of remediation efforts to address the material weaknesses identified above. We have responded to specific control deficiencies as they were identified and implemented remediation plans to address any issues, including: (i) enhancing the design and documentation of management review controls in order to enhance the precision at which management review controls operate; (ii) improving the documentation of internal control procedures; and (iii) enhancing the evaluation of revenue determinations.
As a result of these remediation efforts, our management has determined that the above material weaknesses have been remediated as of the date hereof.
Other than as described above, there were no changes in our internal control over financial reporting that occurred during the three months ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Inherent Limitations on Effectiveness of Controls
Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.
Legal Proceedings
We are subject to routine litigation incidental to our business and are named from time to time as a defendant in various legal actions arising in connection with our activities, certain of which may include large claims for punitive damages. Further, due to the size, complexity and nature of our operations, various legal and tax matters are outstanding from time to time, including a currently ongoing audit by the Canadian taxation authority of our domestic and international transactions covering the years ended December 31, 2006 to April 19, 2013. Currently, based upon information available to us, we do not believe any such matters would have a material adverse effect upon our financial condition or results of operations. However, due to the inherent uncertainty of litigation, we cannot provide certainty as to their outcome. If our current assessments are materially incorrect or if we are unable to resolve any of these matters favorably, there may be a material adverse impact on our financial performance, cash flows or results of operations.
Risk Factors
Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as “anticipate”, “could”, “project”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also discussions of strategy that involve risks and uncertainties share this “forward-looking” character.
Forward-looking statements include statements regarding:
•
future growth;

•
futures results of operations, performance, business prospects and opportunities;

•
our markets;

•
production, demand and prices for products and services, including iron ore, hydrocarbons and other commodities;

•
capital expenditures;

•
the economy;

•
the planned integration of newly acquired entities;

•
the anticipated benefits of new projects;

•
our strategy to reduce trade receivables and inventories; and

•
our plans relating to assets underlying our discontinued operations.

You are cautioned that any forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our estimates. Some of these risks and assumptions include those set forth in reports and other documents we have filed or furnished with the SEC and Canadian securities regulators including in our annual report on Form 20-F for the year ended December 31, 2015. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligations to update forward-looking statements based on unanticipated events or changes to expectations. However, you should carefully review the reports and other documents we file from time to time with the SEC and Canadian securities regulators.
In addition to the risks and uncertainties set forth in our annual report on Form 20-F for the year ended December 31, 2015 filed with the SEC and Canadian securities regulators, you should also carefully consider the following risks and uncertainties in evaluating our company and our business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks.
An investment in our common shares involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this document in evaluating our company and our business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks, which include risks that are primarily or partially related to our discontinued operations.
Risk Factors Relating to Our Business – Risks Relating to Continuing Operations
Our financial results may fluctuate substantially from period to period.
We expect our business to experience significant periodic variations in its revenues and results of operations in the future. These variations may be attributed in part to the fact that our trade finance and services revenues are often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, through our trade finance and services business, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often, we will hold or build upon these assets over time and we cannot predict the timing of when these assets’ values may be realized. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.
Our earnings and, therefore, our profitability may be affected by price volatility in our various products.
The majority of our revenue from our finance and supply chain business is derived from the sale of products which include metals and other materials. As a result, our earnings are directly related to the prices of these underlying products. There are many factors influencing the price of these products, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of our products may adversely affect our operating results.
A weak global economy may adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.
Our business, by its nature, does not produce predictable earnings and it may be materially affected by conditions in the global financial markets and economic conditions generally.
Over the past eight years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to reduced liquidity, greater volatility (such as volatility in spreads) and, in some cases, a lack of price transparency on interbank lending rates. Uncertainties remain concerning the outlook and the future economic environment despite recent improvements in certain segments of the global economy, including Europe. There can be no assurance that economic conditions in these segments will continue to improve or that the global economic condition as a whole will improve significantly or at all. Such economic uncertainties could have a negative impact on our business and results of operations. The acute economic risks in the eurozone are being addressed by on-going policy initiatives, and the prospects for many of the European economies are improving. Investors remain cautious and a slowing or failing of the economic recovery would likely aggravate the adverse effects of difficult economic and market conditions on us and on others in the finance and supply chain industry. In particular, we may face, among others, the following risks related to any future economic downturn: increased regulation of the operations of our newly acquired bank subsidiary; compliance with such regulation may increase the costs of our banking operations, may affect the pricing of our products and services, and limit our ability to pursue business opportunities; reduced demand for our products and services; inability of our customers to comply fully or in a timely manner with their existing obligations; and the degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.
Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If all or some of the foregoing risks were to materialize, this could have a material adverse effect on us.
Global prices for our products are influenced strongly by international demand and global economic conditions. Uncertainties or weaknesses in global economic conditions could adversely affect our business and negatively impact our financial results. In addition, the current level of international demand for certain of our products is driven largely by industrial growth in China. If the economic growth rate in China slows for an extended period of time, or if another global economic downturn were to occur, we would likely see decreased demand for such products and decreased prices, resulting in lower revenue levels and decreasing margins. We are not able to predict whether the global economic conditions will improve or worsen and the resultant impact it may have on our operations and the industry in general going forward.
Market deterioration and weakness can result in a material decline in the number and size of the transactions that we execute for our own account and for our clients and to a corresponding decline in our revenues. Any market weakness can further result in losses to the extent that we own assets in such market.
The finance and supply chain business is highly competitive.
All aspects of the finance and supply chain business are highly competitive and we expect them to remain so.
Our competitors include merchant and investment banks, brokerage firms, commercial banks, private equity firms, hedge funds, financial advisory firms and natural resource and mineral royalty companies. Many of our competitors have substantially greater capital and resources, including access to supply, than we do. We believe that the principal factors affecting competition in our business include transaction execution, our products and services, client relationships, reputation, innovations, credit worthiness and price. We have experienced price competition in some of our trading business.
The scale of our competitors has increased in recent years as a result of substantial consolidation. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support their business with other financial services such as commercial lending in an effort to gain market share, which has resulted, and could further result, in pricing pressure on our businesses.
If we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected.
During the year ended December 31, 2015, none of our customers accounted for more than 10% of our revenues. However, the loss of key customers, due to competitive conditions or otherwise, may adversely affect our results of operations.
If the fair values of our long-lived assets fall below our carrying values, we may be required to record non-cash impairment losses that could have a material impact on our results of operations.
We review the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Should the markets for our products deteriorate, should we decide to invest capital differently or should other cash flow assumptions change, it is possible that we will be required to record non-cash impairment losses in the future that could have a material adverse effect on our results of operations.

The profitability of our finance and supply chain operations depends, in part, on the availability of adequate sources of supply.
Our finance and supply chain business relies on, among other things, numerous outside sources of supply for our operations. These suppliers generally are not bound by long-term contracts and will have no obligation to provide products to us in the future. In periods of low industry prices, suppliers may elect to hold inventory to wait for higher prices or intentionally slow their activities. If a substantial number of suppliers cease selling to us, we will be unable to source and/or execute transactions at desired levels and our results of operations and financial condition could be materially adversely affected.
Strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business.
We have grown and may continue to grow our business both through internal expansion and through strategic investments, acquisitions or joint ventures. When we make strategic investments or acquisitions or enter into joint ventures, we expect to face numerous risks and uncertainties in combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners.
Acquisitions also frequently result in the recording of goodwill and other intangible assets, which are subject to potential non-cash impairments in the future that could have a material adverse effect on our operating results. Furthermore, the costs of integrating acquired businesses (including restructuring charges associated with the acquisitions, as well as other related costs, such as accounting, legal and investment banking fees) could significantly impact our operating results.
Although we perform due diligence on the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. We may not be able to ascertain the value or understand the potential liabilities of the acquired businesses and their operations until we assume operating control of these businesses.
Furthermore, any acquisitions of businesses or facilities could entail a number of risks, including, among others: problems with the effective integration of operations; inability to maintain key pre-acquisition business relationships; increased operating costs; exposure to substantial unanticipated liabilities; difficulties in realizing projected efficiencies, synergies and cost savings; the risks of entering markets in which we have limited or no prior experience; and the possibility that we may be unable to recruit additional managers with the necessary skills to supplement the management of the acquired businesses.
In addition, geographic and other expansions, acquisitions or joint ventures may require significant managerial attention, which may be diverted from our other operations. If we are unsuccessful in overcoming these risks, our business, financial condition or results of operations could be materially and adversely affected.
Our finance and supply chain activities are subject to counterparty risks associated with the performance of obligations by our counterparties and suppliers.
Our business is subject to commercial risks, which include counterparty risk, such as failure of performance by our suppliers and failure of payment by our trading customers in our finance and supply chain business. We seek to reduce the risk of supplier non-performance by requiring credit support from creditworthy financial institutions where appropriate. We attempt to reduce the risk of non-payment by customers or other counterparties by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers. Nevertheless, we are exposed to the risk that parties owing us or our clients and other financial intermediaries may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing deposits, the extension of credit in trading and investment activities and participation in payment, securities and supply chain transactions on our behalf and as an agent on behalf of our clients. If any such customers or counterparties default on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.
Larger and more frequent capital commitments in our finance and supply chain business increase the potential for significant losses.
We may enter into large transactions in which we commit our own capital as part of our finance and supply chain business to facilitate client trading activities. The number and size of these large transactions may materially affect our results of operations in a given period. Market fluctuations may also cause us to incur significant losses from our trading activities. To the extent that we own assets (i.e., have long positions), a downturn in the value of those assets or in the markets in which those assets are traded could result in losses. Conversely, to the extent that we have sold assets we do not own (i.e., have short positions) in any of those markets, an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market.
We are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow.
We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our finance and supply chain activities. These risks include market and credit risks associated with our trade finance and services operations. We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress and such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.
Our risk management strategies may leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.
We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.
Derivative transactions may expose us to unexpected risk and potential losses.
We, from time to time, enter into derivative transactions that require us to deliver to the counterparty an underlying security, loan or other obligation in order to receive payment. Such derivative transactions may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses. Severe declines in asset values, unanticipated credit events or unforeseen circumstances may create losses from risks not appropriately taken into account in the structuring and/or pricing of a derivative transaction. In a number of cases, we may not hold the underlying security, loan or other obligation and may have difficulty obtaining, or be unable to obtain, the underlying security, loan or other obligation through the physical settlement of other transactions. As a result, we are subject to the risk that we may not be able to obtain the security, loan or other obligation within the required contractual time frame for delivery. This could cause us to forfeit the payments due to us under these contracts or result in settlement delays with the attendant credit and operational risk as well as increased costs to us.
The operations of our newly acquired bank subsidiary are subject to regulation which could adversely affect our business and operations.
The operations of MFC Merchant Bank Limited, referred to as “bank subsidiary”, are subject to a number of directives and regulations, which materially affect our businesses. The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. Extensive legislation affecting the financial services industry has recently been adopted in Europe that directly or indirectly affects our business, including in Malta and other jurisdictions, and regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of credit institutions is still evolving. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging or provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our financial products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

The regulations which most significantly affect our newly acquired bank subsidiary, or which could most significantly affect it in the future, relate to capital requirements, liquidity and the funding and development of a banking union in the European Union, including the Capital Requirements Directive Framework and other directives which address minimum capital requirements for credit institutions. The Capital Requirements Directive, through which the European Union began implementing the Basel III capital reforms, among other things, requires regulatory reporting of  “large exposures”, which are generally exposures to a client or group of connected clients in excess of 10% of the Bank’s eligible capital base and such large exposures cannot be greater than 25% of the Bank’s eligible capital base, after taking into account risk mitigation.
The operations of our newly acquired bank subsidiary are exposed to risks faced by other financial institutions.
The operations of our newly acquired bank subsidiary may involve transactions with counterparties in the financial services industry, including commercial banks, investment banks and other institutional clients. Defaults by, and even rumours or questions about the solvency of certain financial institutions and the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. We may enter into transactions that could expose us to significant credit risk in the event of default by one of our significant counterparties. A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on us.
Any failure to remain in compliance with sanctions, anti-money laundering laws or other applicable regulations in the jurisdictions in which we operate could harm our reputation and/or cause us to become subject to fines, sanctions or legal enforcement, which could have an adverse effect on our business, financial condition and results of operations.
Our finance and supply chain business has adopted policies and procedures respecting compliance with sanctions and anti-money laundering laws and our banking subsidiary has adopted various policies and procedures to ensure compliance with specific laws applicable to it, including internal controls and “know-your-customer” procedures aimed at preventing money laundering and terrorism financing; however, participation of multiple parties in any given trade finance transaction can make the process of due diligence difficult. Further, because trade finance can be more document-based than other banking activities, it is susceptible to documentary fraud, which can be linked to money laundering, terrorism financing, illicit activities and/or the circumvention of sanctions or other restrictions (such as export prohibitions, licensing requirements or other trade controls). While we are alert to high-risk transactions, we are also aware that efforts, such as forgery, double invoicing, partial shipments of goods and use of fictitious goods, may be used to evade applicable laws and regulations. If our policies and procedures are ineffective in preventing third parties from using our finance operations as a conduit for money laundering or terrorism financing without our knowledge, our reputation could suffer and/or we could become subject to fines, sanctions or legal action (including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, including our banking subsidiary), which could have an adverse effect on our business, financial condition and results of operations. In addition, amendments to sanctions, anti-money laundering laws or other applicable laws or regulations in countries in which we operate could impose additional compliance burdens on our operations.
Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.
Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase or decrease in market interest rates may result in changes to the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates.
Our operations and infrastructure may malfunction or fail.
Our business is highly dependent on our ability to process, on a daily basis, a number of transactions across diverse markets and the transactions we process have become increasingly complex. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. If any of these systems do not operate properly or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer non-cash impairments, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

Our finance and supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations.
Supply chain operations present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with such laws and regulations can require significant expenditures, and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of properties underlying our interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material adverse effect on our results of operations and financial condition. Further, environmental hazards may exist on the properties on which we hold interests, which are unknown to us at present and have been caused by previous or existing owners or operators of the properties.
Failure to comply with applicable laws, regulations or permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource operations or in the exploration or development of resource properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may be subject to civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
We may not be fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time, as opposed to sudden and catastrophic damages, is not available on economically reasonable terms. Accordingly, our properties may be subject to liability due to hazards that cannot be insured against or that have not been insured against due to prohibitive premium costs or for other reasons.
There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders.
There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities. We may require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity, which would result in dilution to our shareholders.
Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses.
Liquidity, or ready access to funds, is essential to companies engaged in our businesses. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our finance and supply chain business and perceived liquidity issues may affect our clients’ and counterparties’ willingness to engage in transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, counterparties, our lenders or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.
Our existing and future financing arrangements that contain operating and financial restrictions may restrict our business and financing activities.
The terms and conditions of our debt agreements and future financial obligations may impose, among other things, operating and financial restrictions on us. For example, they may, among other things, prohibit or otherwise limit our ability to: enter into other financing arrangements; incur additional indebtedness; create or permit liens on our assets; make investments; change the general nature of our business; utilize the proceeds of dispositions; and make capital expenditures. If we are unable to comply with the terms and conditions in our current or future financing agreements, a default could occur under the terms of those agreements. Our ability to comply with these terms and conditions, including meeting financial ratios and tests, is dependent on our future performance and may be affected by events beyond our control. If a default occurs under current or future financing agreements and we do not obtain a corresponding waiver or amendment to the underlying agreement, lenders could terminate their commitments to lend or accelerate our obligations thereunder and declare all amounts borrowed due and payable. If any of these events occur, we may be unable to find alternative financing on acceptable terms or at all.
We may substantially increase our debt in the future.
It may be necessary for us to obtain financing with banks or financial institutions to provide funds for working capital, capital purchases and business development. Interest costs associated with any debt financing may adversely affect our profitability. Further, the terms on which amounts may be borrowed – including standard financial covenants regarding the maintenance of financial ratios, the prohibition against engaging in major corporate transactions or reorganizations and the payment of dividends – may impose additional constraints on our business operations and our financial strength.
As a result of our global operations, we are exposed to political, economic, legal, operational and other risks that could adversely affect our business, results of operations, financial condition and cash flow.
In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, Euros or other hard currencies or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.
We are exposed to litigation risks in our business that are often difficult to assess or quantify and we could incur significant legal expenses every year in defending against litigation.
We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to inform them of the risks involved or that they were not authorized or permitted to enter into such transactions with us and, accordingly, that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our trade finance and proprietary investing activities.
We seek to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve us in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. We may incur significant legal and other expenses in defending against litigation involved with any of these risks and may be required to pay substantial damages for settlements and/or adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our financial condition and results of operations.
We rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business.
Our future success depends to a significant degree on the skills, experience and efforts of our executives and the loss of their services may compromise our ability to effectively conduct our business. We do not maintain “key person” insurance in relation to any of our employees.
We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business and the failure to operate our business effectively could have a material adverse effect on our profitability, financial condition and results of operations.
We are dependent upon the continued availability and commitment of our management, whose contributions to immediate and future operations are of significant importance. The loss of any such management could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited, and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material and adverse impact on our profitability, results of operations and financial condition.
We conduct business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with our international activities.
As we operate internationally, we are subject to the United States’ Foreign Corrupt Practices Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and consultants. However, our existing safeguards and any future improvements may prove to be less than effective and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act may result in criminal or civil sanctions and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.
Tax audits or disputes, or changes in the tax laws applicable to us, could materially increase our tax payments.
We exercise significant judgment in calculating our provision for income taxes and other tax liabilities. Although we believe our tax estimates are reasonable, many factors may affect their accuracy. Applicable tax authorities may disagree with our tax treatment of certain material items potentially causing an increase in our tax liabilities. Furthermore, changes to existing laws may also increase our effective tax rate. A substantial increase in our tax burden could have an adverse effect on our financial results.
Employee misconduct could harm us and is difficult to detect and deter.
It is not always possible to detect and deter employee misconduct. The precautions we take to detect and prevent employee misconduct may not be effective in all cases and we could suffer significant reputational and economic harm for any misconduct by our employees. The potential harm to our reputation and to our business caused by such misconduct is impossible to quantify.
We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters.
The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks or natural disasters, could create economic and financial disruptions, lead to operational difficulties (including travel limitations) that could impair our ability to manage our business or expose our insurance subsidiaries to significant losses.
Failures or security breaches of our information technology systems could disrupt our operations and negatively impact our business.
We use information technologies, including information systems and related infrastructure as well as cloud applications and services, to store, transmit, process and record sensitive information, including employee information and financial and operating data, communicate with our employees and business partners and for many other activities related to our business. Our business partners, including operating partners, suppliers, customers and financial institutions, are also dependent on digital technology. Some of these business partners may be provided limited access to our sensitive information or our information systems and related infrastructure in the ordinary course of business.
Despite security design and controls, our information technology systems, and those of our third party partners and providers, may be vulnerable to a variety of interruptions, including during the process of upgrading or replacing software, databases or components thereof, natural disasters, terrorist attacks, telecommunications failures, computer viruses, cyber-attacks, the activities of hackers, unauthorized access attempts and other security issues or may be breached due to employee error, malfeasance or other disruptions. Any such interruption or breach could result in operational disruptions or the misappropriation of sensitive data that could subject us to civil and criminal penalties, litigation or have a negative impact on our reputation. There can be no assurance that such disruptions or misappropriations and the resulting repercussions will not negatively impact our cash flows and materially affect our results of operations or financial condition.
Risk Factors Relating to Our Business – Risks Relating to Discontinued Operations
The operation of the iron ore mine underlying our royalty interest was closed in 2014. Its operation is generally determined by a third-party operator and we currently have no decision-making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine, including as to mineralization or reserves. The operator’s failure to perform or other operating decisions could have a material adverse effect on our revenue, results of operations and financial condition.
In late October 2014, the operator of the mine underlying our royalty interest announced that it would be closing the mine. The operator generally has the power to determine the manner in which the property is operated. The interests of the operator and our interests may not always be aligned. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition.
To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Should any decision with respect to such action be determined adversely to us, such decision may have a material and adverse effect on our profitability, results of operations and financial condition.
In addition, we have no or very limited access to technical and geological data relating to the mine, including data as to reserves, nor have we received a Canadian National Instrument 43-101 compliant technical report in respect of the mine. Accordingly, we can provide no assurances as to the level of mineralization or reserves at the mine.
Our hydrocarbon and related operations are subject to inherent risks and hazards.
There are many operating risks and hazards inherent in our discontinued resource operations, including environmental hazards, industrial accidents, changes in the regulatory environment, impact of non-compliance with laws and regulations, potential damage to equipment or personal injury and fires, explosions, blowouts, spills or other accidents. Additionally, we could experience interruptions to, or the termination of, production, processing or transportation activities due to bad weather, natural disasters, delays in obtaining governmental approvals or consents, insufficient storage or transportation capacity or other geological or mechanical conditions. Any of these events that result in an interruption or suspension of operations would adversely affect our discontinued operations.
Estimates of hydrocarbon reserves involve uncertainty.
Estimates of natural gas and oil reserves involve a great deal of uncertainty because they depend upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that a hydrocarbon reservoir exists at a particular location and whether hydrocarbons are recoverable from the reservoir. The probability of the existence and recoverability of reserves is less than 100% and actual recoveries may be materially different from estimates.
Such estimates require numerous assumptions relating to operating conditions and economic factors, including the prices of natural gas, natural gas liquids and oil, availability of investment capital, recovery costs, the availability of enhanced recovery techniques, the ability to market production and governmental and other regulatory factors, such as taxes, royalty rates and environmental laws. A change in one or more of these factors could result in known quantities of natural gas and oil previously estimated becoming unrecoverable. Each of these factors also impacts recovery costs and production rates. In addition, estimates of reserves that are prepared by different independent engineers, or by the same engineers at different times, may vary substantially.
As at December 31, 2015, approximately 12.9% of our total estimated proved reserves (gross, by volume) were undeveloped. These reserve estimates reflect our plans to complete development activities to convert our proved undeveloped reserves into developed reserves. Such development may not occur as scheduled and results may not be as estimated. If we elect not to develop these proved undeveloped reserves, or if we are not otherwise able to successfully develop them, we will be required to remove the associated volumes from our reported proved reserves. In addition, SEC rules require that, subject to limited exceptions, proved undeveloped reserves may only be disclosed if they relate to wells scheduled to be drilled within five years of initial booking thereof. We may be required to remove such proved and undeveloped reserves if we do not develop them within the required five-year timeframe. Such removal may significantly reduce the quantity and present value of our reported oil and gas reserves.
Certain of our proved undeveloped reserves are, or may in the future be, subject to third-party operating agreements, including farm-out and participation agreements. While such third-party arrangements may provide for committed expenditures and/or drilling activities, our ability to convert such proved undeveloped reserves within the required timeframe may be subject to operating decisions of such operators and the results of development activities conducted by such third-parties, which may not be entirely within our control.
Future environmental and reclamation obligations respecting our resource properties and interests may be material.
We have not established a separate reclamation fund for the purpose of funding estimated future environmental and reclamation obligations. Any site reclamation or abandonment costs incurred in the ordinary course in a specific period will be funded out of cash flow from operations. To the extent our hydrocarbon properties are not disposed of, we expect to incur site restoration costs over a prolonged period as wells reach the end of their economic life and may be subject to reclamation and other environmental liabilities for past resource activities. There are significant uncertainties related to decommissioning obligations and the impact on the financial statements could be material. The eventual timing of and costs for these asset retirement obligations could differ from current estimates.
General Risks Faced by Us
Investors’ interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.
Our constating documents authorize the issuance of our common shares, Class A common shares and Class A preference shares, issuable in series. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in us will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.
Certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.
Certain provisions of our charter documents and the corporate legislation which govern us may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, limiting the persons who may call special meetings of shareholders and the adoption of an advance notice policy. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common shares could decline.
Additional Information
We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
March 31, 2016

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, MFC Bancorp Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2016.
NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
The preparation of accompanying interim condensed consolidated statements of financial position of MFC Bancorp Ltd. as at March 31, 2016 and the related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows for the three and nine months then ended is the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Bancorp Ltd.
The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(Canadian Dollars in Thousands)
	March 31, 2016	December 31, 2015
ASSETS
Current Assets
Cash and cash equivalents	$250,366	$197,519
Short-term cash deposits	199	233
Securities	20,942	170
Securities – derivatives	4,092	5,555
Restricted cash	353	639
Trade receivables	207,901	151,229
Tax receivables	9,550	11,705
Other receivables	13,244	14,727
Inventories	197,406	245,345
Real estate held for sale	1,111	1,130
Deposits, prepaid and other	16,807	21,442
Assets held for sale	137,264	136,156
Total current assets	859,235	785,850
Non-current Assets
Securities	624	680
Securities – derivatives	—	171
Real estate held for sale	13,578	13,812
Investment property	37,233	37,873
Property, plant and equipment	91,529	95,745
Deferred income tax assets	29,992	20,641
Other	22,993	21,912
Other, restricted	675	667
Total non-current assets	196,624	191,501
	$1,055,859	$977,351
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$207,457	$60,103
Debt, current portion	81,114	84,705
Account payables and accrued expenses	139,396	174,812
Income tax liabilities	3,335	3,809
Financial liabilities – derivatives	4,515	3,554
Liabilities relating to assets held for sale	88,658	87,579
Total current liabilities	524,475	414,562
Long-term Liabilities
Debt, less current portion	164,173	174,333
Deferred income tax liabilities	13,432	13,711
Financial liabilities – derivatives	629	682
Accrued pension obligations, net	3,889	4,061
Other	881	802
Total long-term liabilities	183,004	193,589
Total liabilities	707,479	608,151
Equity
Capital stock, fully paid	419,916	419,916
Treasury stock	(61,085)	(61,085)
Contributed surplus	15,417	15,417
Retained deficit	(63,620)	(63,559)
Accumulated other comprehensive income	35,546	56,503
Shareholders’ equity	346,174	367,192
Non-controlling interests	2,206	2,008
Total equity	348,380	369,200
	$1,055,859	$977,351

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2016 and 2015
(Unaudited)
(Canadian Dollars in Thousands, Except Per Share Amounts)
	2016	2015
		(Restated)
Gross revenues	$350,005	$349,557
Costs and Expenses:
Costs of sales and services	327,289	319,026
Selling, general and administrative	19,920	18,815
Finance costs	4,316	4,787
Exchange differences on foreign currency transactions	(3,447)	(1,522)
	348,078	341,106
Income before income taxes	1,927	8,451
Income tax expense	(1,187)	(2,692)
Income from continuing operations	740	5,759
(Loss) income from discontinued operations	(470)	2,438
Net income for the period	270	8,197
Net income attributable to non-controlling interests	(331)	(361)
Net (loss) income attributable to owners of the parent company	$(61)	$7,836
Basic (loss) earnings per share
Continuing operations	$0.01	$0.09
Discontinued operations	(0.01)	0.03
	$—	$0.12
Diluted (loss) earnings per share
Continuing operations	$0.01	$0.09
Discontinued operations	(0.01)	0.03
	$—	$0.12
Weighted average number of common shares outstanding
– basic	63,192,272	63,142,272
– diluted	63,192,272	63,142,272
The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
For the Three Months Ended March 31, 2016 and 2015
(Unaudited)
(Canadian Dollars in Thousands)
	2016	2015
Net income for the period	$270	$8,197
Other comprehensive (loss) income, net of income taxes:
Exchange differences arising from translating financial statements of foreign operations	(21,185)	47,735
Fair value gain on available-for-sale securities, net	87	153
Remeasurement of net defined benefit liabilities	8	(129)
	(21,090)	47,759
Total comprehensive (loss) income for the period	(20,820)	55,956
Comprehensive income attributable to non-controlling interests	(198)	(500)
Comprehensive (loss) income attributable to owners of the parent company	$(21,018)	$55,456
Consisting of: Continuing operations	$(22,250)	$34,993
Discontinued operations	1,232	20,463
	$(21,018)	$55,456
Other comprehensive (loss) income, net of income taxes, comprised amounts:
will not be reclassified subsequently to profit or loss	$8	$(129)
will be reclassified subsequently to profit or loss when specific conditions are met	(21,098)	47,888
	$(21,090)	$47,759

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Three Months Ended March 31, 2016 and 2015
(Unaudited)
(Canadian Dollars in Thousands)
	Capital Stock		Treasury Stock		Contributed Surplus			Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Number of Shares	Amount	Share-based Compensation	Contingently Issuable Shares	Retained Deficit	Available- for-sale Securities	Defined Benefit Obligations	Currency Translation Adjustment	Share- holders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2015	68,092,082	$419,916	(4,949,810)	$(61,085)	$13,790	$1,627	$(63,559)	$(97)	$(499)	$57,099	$367,192	$2,008	$369,200
Net (loss) income	—	—	—	—	—	—	(61)	—	—	—	(61)	331	270
Net fair value gain	—	—	—	—	—	—	—	87	—	—	87	—	87
Net gain on remeasurements	—	—	—	—	—	—	—	—	8	—	8	—	8
Net exchange differences	—	—	—	—	—	—	—	—	—	(21,052)	(21,052)	(133)	(21,185)
Balance at March 31, 2016	68,092,082	$419,916	(4,949,810)	$(61,085)	$13,790	$1,627	$(63,620)	$(10)	$(491)	$36,047	$346,174	$2,206	$348,380
Balance at December 31, 2014	68,042,082	$419,655	(4,949,810)	$(61,085)	$13,790	$1,830	$424,129	$(49)	$1,444	$(21,997)	$777,717	$1,216	$778,933
Net income	—	—	—	—	—	—	7,836	—	—	—	7,836	361	8,197
Net fair value gain	—	—	—	—	—	—	—	153	—	—	153	—	153
Net loss on remeasurements	—	—	—	—	—	—	—	—	(129)	—	(129)	—	(129)
Net exchange differences	—	—	—	—	—	—	—	—	—	47,596	47,596	139	47,735
Balance at March 31, 2015	68,042,082	$419,655	(4,949,810)	$(61,085)	$13,790	$1,830	$431,965	$104	$1,315	$25,599	$833,173	$1,716	$834,889

Total Comprehensive Income (Loss) for the Three Months Ended March 31:	Owners of the parent company	Non- controlling interests	Total
2015	$55,456	$500	$55,956
2016	(21,018)	198	(20,820)
The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2016 and 2015
(Unaudited)
(Canadian Dollars in Thousands)
	2016	2015
Cash flows from operating activities:
Net income for the period	$740	$5,759
Adjustments for:
Amortization, depreciation and depletion	2,059	1,280
Exchange differences on foreign currency transactions	(3,447)	(1,522)
Loss on short-term securities	43	27
Deferred income taxes	435	2,199
Market value increase on commodity inventories	(961)	(283)
Interest accretion	47	—
Credit losses	393	37
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	31	—
Short-term securities	(7,580)	1
Restricted cash	283	(3,708)
Receivables	(57,609)	16,329
Inventories	45,873	(6,707)
Deposits, prepaid and other	4,474	2,372
Assets held for sale	172	—
Short-term bank borrowings	152,517	95,128
Account payables and accrued expenses	(32,848)	(29,329)
Income tax liabilities	(380)	(1,555)
Accrued pension obligations, net	(98)	94
Other	(456)	(1,159)
Cash flows provided by operating activities	103,688	78,963
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(757)	(1,156)
Decrease in loan receivables	278	—
Acquisition of a subsidiary, net of cash and cash equivalents acquired	(23,924)	—
Other	(1,680)	(242)
Cash flows used in continuing investing activities	(26,083)	(1,398)
Cash flows from continuing financing activities:
Debt repayment	(13,351)	(6,762)
Debt borrowing	6,179	3,134
Dividends paid to shareholders	—	(4,388)
Cash flows used in continuing financing activities	(7,172)	(8,016)
Cash flows used in discontinued operating activities	(950)	(6,565)
Cash flows provided by (used in) discontinued investing activities	80	(1,319)
Exchange rate effect on cash and cash equivalents	(16,716)	13,609
Increase in cash and cash equivalents	52,847	75,274
Cash and cash equivalents, beginning of year	197,519	344,891
Cash and cash equivalents, end of period	$250,366	$420,165
Cash and cash equivalents at end of period consisted of:
Cash	$185,478	$292,109
Money market and highly liquid funds	64,888	128,056
	$250,366	$420,165

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2016
(Unaudited)
Note 1.   Nature of Business
MFC Bancorp Ltd. (“MFC Bancorp” or the “Company”) is incorporated under the laws of British Columbia, Canada. MFC Bancorp and the entities it controls are collectively known as the Group in these condensed consolidated financial statements. The Group is a finance and supply chain company which facilitates the working capital and other requirements of its customers. The Group’s business activities involve customized structured financial solutions and are supported by captive sources and products secured from third parties. The Group conducts business in multiple geographies and specializes in a wide range of industrial products such as metals, ceramics, minerals, various steel products and ferro-alloys and wood products.
As an integral part of its long-term strategy and focus on expanding its trade finance and solutions offerings, the Company received all necessary regulatory approvals in January 2016 and completed the acquisition of a licensed Western European bank on February 1, 2016 (see Note 4).
Note 2.   Basis of Presentation and Significant Accounting Policies
These condensed consolidated financial statements include the accounts of MFC Bancorp and entities it controls. The presentation currency of these consolidated financial statements is the Canadian dollar ($), as rounded to the nearest thousand (except per share amounts).
This interim financial report has been prepared by MFC Bancorp in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The Group’s interim financial statements for the three months ended March 31, 2016 are in compliance with IAS 34, Interim Financial Reporting (“IAS 34”). The same accounting policies and methods of computation are followed in the interim financial statements as compared with the most recent annual financial statements. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.
On September 30, 2015, the Company classified certain disposal groups as held for sale as their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Pursuant to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the disposal groups are accounted for as discontinued operations.
The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.
In the opinion of MFC Bancorp, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in MFC Bancorp’s latest annual report on Form 20-F. The results for the periods presented herein are not indicative of the results for the entire year. The revenues from the Group’s finance and supply chain activities involve seasonality and cyclicality.
Restatement
In connection with the preparation of the 2015 annual consolidated financial statements and after an examination of various historic transactions on a case-by-case basis involving the purchase and subsequent sale of goods to customers or their affiliates, management of the Group determined to reclassify $38,075 of gross revenues, along with $36,874 of corresponding costs of sales and services, previously recognized for the three months ended March 31, 2015, on a net basis where the costs of purchases of goods and subsequent sales of such goods to these entities were previously recorded on a gross basis. As a result,

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2016
(Unaudited)

Note 2.   Basis of Presentation and Significant Accounting Policies (continued)

revenues were reduced and restated by $36,874 for the three months ended March 31, 2015, with a corresponding identical reduction to the costs of sales and services for such period, and such comparative period has been restated accordingly. This had no impact on the Group’s net income, income from operations, statement of cash flows or financial position.
Note 3.   Accounting Policy Developments
New accounting policy for 2016
Amendments to IFRS 11, Joint Arrangements, are effective for annual reporting periods beginning on or after January 1, 2016 and applied prospectively. The amendments clarify that an acquisition of a joint interest in a joint operation that is a business should be accounted for and disclosed as a business combination in accordance with IFRS 3, Business Combinations (“IFRS 3”). Adoption of these amendments did not have a significant impact on the Group’s consolidated financial statements.
Future accounting changes
IFRS 9, Financial Instruments, (“IFRS 9”) issued in July 2014 is the IASB’s replacement of IAS 39. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The version of IFRS 9 issued in 2014 supersedes all previous versions and is mandatorily effective for annual reporting periods beginning on or after January 1, 2018 with earlier application permitted. Management has decided not to early apply IFRS 9 and is currently assessing the impacts of IFRS 9 on the Group’s consolidated financial statements.
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 was issued in May 2014. In September 2015, the IASB deferred the effective date of IFRS 15 to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. Management is currently assessing the impacts of IFRS 15 on the Group’s consolidated financial statements.
IFRS 16, Leases (“IFRS 16”), issued in January 2016, introduces a single on-balance sheet model of accounting for leases by lessees under a single model that eliminates the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15 has also been applied. Management is currently assessing the impacts of IFRS 16 on the Group’s consolidated financial statements.
Amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, were issued in September 2014 and are to be applied prospectively. The amendments require that upon loss of control of a subsidiary during its transfer to an associate or joint venture, full gain recognition on the transfer is appropriate only if the subsidiary meets the definition of a business in IFRS 3. Otherwise, gain recognition is appropriate only to the extent of third party ownership of the associate or joint venture. In December 2015, the IASB postponed the effective date of these amendments indefinitely, pending the outcome of its research project on the equity method of accounting, though earlier application is permitted. Adoption of these amendments is not expected to have significant impact on the Group’s consolidated financial statements.
Note 4.   Business Combination
Effective February 1, 2016, the Company completed the acquisition of BAWAG Malta Bank Ltd. (the “Bank”), a Western European bank. Subsequent to the acquisition, the Bank changed its name to MFC Merchant Bank Ltd.

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2016
(Unaudited)

Note 4.   Business Combination (continued)

As part of the Group, the Bank does not engage in retail banking, commercial banking or universal banking, but instead provides specialty banking services and focus on structured and trade finance to the Group’s customers, suppliers, and group members, among others. In order to maintain a variable cost structure, the Bank outsources major back office services as well as internal functions such as technology, internal audit and payment services to third parties.
Pursuant to the transaction, the Group acquired the Bank for total purchase consideration of  $142,417 which equaled the fair values of the identifiable assets acquired and the liabilities assumed on the closing date. There was no goodwill nor intangible asset acquired. The amount of acquisition-related costs was nominal, which was included in selling, general and administrative expenses in profit or loss.
This acquisition was not considered as a material business combination and did not have material impact on the Group’s financial position.
Note 5.   Business Segment Information
The Group is primarily in the finance and supply chain business, which includes marketing activities, captive supply assets, structured solutions, financial services and proprietary investing activities.
In reporting to management, the Group’s operating results are categorized into the following operating segments: finance and supply chain and all other segments.
Basis of Presentation
In reporting segments, certain of the Group’s business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the products and services; (ii) the methods of distribution, and (iii) the types or classes of customers/clients for the products and services.
The Group provides supply chain services, logistics and other trade and structured finance services to producers and consumers of the Group’s products. The trade finance and services business also provides supply chain structured solutions. These activities provide cost effective and efficient transportation, as well as payment terms accommodating working capital requirements of the Group’s customers and partners. The Group’s operations often utilize strategies and structures to facilitate the working capital needs of the Group’s clients. The Group supplies various products, including metals, ceramics, minerals, various steel products and ferro-alloys and wood products. The Group also seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short time period.
The all other segment includes the Group’s corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group’s (a) reported revenue, (b) net income or (c) total assets. The Group’s other operating segments primarily include business activities in medical equipment, instruments, supplies and services.
The accounting policies of the operating segments are the same as those described in Note 1B to the Company’s audited consolidated financial statements for the year ended December 31, 2015. The chief operating decision maker evaluates performance on the basis of income or loss from operations before income taxes and does not consider acquisition accounting adjustments in assessing the performance of the Group’s reporting segments. The segment information presented below is prepared according to the following methodologies: (a) revenues and expenses directly associated with each segment are included in determining pre-tax earnings; (b) intersegment sales and transfers are accounted for as if the sales or transfers were to third parties at current market prices; and (c) certain selling, general and administrative expenses paid by corporate, particularly incentive compensation and share-based compensation, are not allocated to reporting segments.

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2016
(Unaudited)

Note 5.   Business Segment Information (continued)

All data and discussions on revenues, expenses, income and loss in this Note 5 relate to the Group’s continuing operations only and do not include discontinued operations.
Segment Operating Results
	Three Months ended March 31, 2016
	Finance and supply chain	All other	Elimination with discontinued operations	Total
Revenues from external customers	$340,706	$9,299	$—	$350,005
Intersegment sale	1,033	77	—	1,110
Interest expense	3,322	—	—	3,322
Income before income taxes	1,433	816	(322)	1,927
	Three Months ended March 31, 2015
	Finance and supply chain	All other	Elimination with discontinued operations	Total
Revenues from external customers	$341,348	$8,209	$—	$349,557
Intersegment sale	58	48	—	106
Interest expense	3,930	10	—	3,940
Income before income taxes	8,118	781	(448)	8,451
Note 6.   Capital Stock
Currently, MFC Bancorp has three classes of capital stock: common shares (the “Common Shares”), class A common shares and Class A Preference shares. As at March 31, 2016, there are 63,142,272 Common Shares issued and outstanding.
All the Company’s treasury stock are held by the wholly-owned subsidiaries.
Note 7.   Condensed Consolidated Statements of Operations
Revenues
The Group’s gross revenues comprised:
Three months ended March 31:	2016	2015
Finance and supply chain products and services	$337,782	$339,331
Interest	802	761
Other	11,421	9,465
Gross revenues	$350,005	$349,557

The Group’s revenues for the three months ended March 31, 2016 include the revenues of the Bank from February 1, 2016 which were included in the finance and supply chain segment.

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2016
(Unaudited)

Note 7.   Condensed Consolidated Statements of Operations (continued)

Expenses
The Group’s costs of sales and services comprised:
Three months ended March 31:	2016	2015
Supply chain products and services	$324,381	$314,105
Credit losses on loans and receivables	384	32
Market value increase on commodity inventories	(961)	(283)
(Gain) loss on derivative contracts, net	(252)	2,314
Loss on trading securities	43	27
Other	3,694	2,831
Total costs of sales and services	$327,289	$319,026

Results from discontinued operations
The Company’s discontinued operations comprised the hydrocarbon properties and iron ore interests, both of which were included in the Company’s finance and supply chain segment.
The following summarizes the results of the discontinued operations for the three months ended March 31:
	2016	2016	2015	2015
	Hydro-carbon properties	Iron ore interests	Hydro-carbon properties	Iron ore interests
Revenues	$7,577	$—	$27,931	$813
Costs and expenses	(7,656)	—	(24,445)	(6)
(Loss) income before income taxes	(79)	—	3,486	807
Income tax expense	(366)	—	(1,527)	(328)
Net (loss) income from discontinued operations	(445)	—	1,959	479
Loss on disposal of assets	(25)	—	—	—
Income tax expense	—	—	—	—
Net loss on disposal of assets	(25)	—	—	—
Total (loss) income from discontinued operations	$(470)	$—	$1,959	$479

All the intercompany transactions with continuing operations have been eliminated. There were no impairment losses on tangible assets and resource properties in both periods ended March 31, 2016 and 2015.

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2016
(Unaudited)

Note 8.   Earnings per Share
Earnings per share data from continuing operations is summarized as follows:
Three months ended March 31:	2016	2015
Basic earnings from continuing operations available to holders of common shares	$409	$5,398
Effect of dilutive securities:	—	—
Diluted earnings from continuing operations	$409	$5,398

	Number of Shares
	2016	2015
Weighted average number of common shares outstanding – basic	63,192,272	63,142,272
Effect of dilutive securities:
Options	—	—
Contingently issuable shares	—	—
Weighted average number of common shares outstanding – diluted	63,192,272	63,142,272

For the purpose of calculating basic earnings per share, the number of common shares outstanding during the three months ended March 31, 2016 included 50,000 Common Shares of MFC Bancorp which will be issued as a stipulated performance target for 2015 has been met. Pursuant to the terms of a share purchase agreement which was finalized in June 2014 between the Group and a 40% minority interest shareholder of a subsidiary of the Group, the contingent purchase price of 50,000 Common Shares of MFC Bancorp are to be issued to the holder of the puttable instrument for each year from 2014 to 2024 if the subsidiary achieves an annual net income milestone as computed under IFRS for the year.
Note 9.   Related Party Transactions
In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or has the ability to influence the operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The related parties also include MFC Bancorp’s directors, President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members, as well as any person and entity which have significant influence over MFC Bancorp. These related party transactions are conducted in arm’s length transactions at normal market prices and on normal commercial terms.
As at March 31, 2016, the Group had other receivables of  $12 due from related parties arising in the normal course of business.
Note 10.
Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

Litigation
The Group is subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material as at March 31, 2016.
Guarantees
Guarantees are accounted for as contingent liabilities unless it becomes probable that the Group will be required to make a payment under the guarantee.

MFC BANCORP LTD.

SELECTED EXPLANATORY NOTES TO CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
MARCH 31, 2016
(Unaudited)

Note 10.
Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period (continued)

As at March 31, 2016, the Group had issued guarantees up to a maximum of  $38,547 to its trade and financing partners in the normal course of its finance and supply chain activities, being the total potential principal amount that may be guaranteed, of which $78 were outstanding and have not been recorded as liabilities in the condensed consolidated statement of financial position.
Inventories
As at March 31, 2016, inventories aggregating $97,307 had been hedged or contracted at fixed prices, of which $25,834 and $71,473, respectively, were financed by suppliers and short-term bank borrowings.
Note 11.   Approval of Consolidated Financial Statements
This interim financial report was approved by the Board of Directors and authorized for issue on May 15, 2016.

NEWS RELEASE
Corporate MFC Bancorp Ltd. Rene Randall 1 (604) 683 8286 ex 2 rrandall@bmgmt.com	Investors DresnerAllenCaron Inc. Joe Allen 1 (212) 691 8087 jallen@desnerallencaron.com
MFC BANCORP LTD. REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2016
NEW YORK (May 16, 2016) . . . MFC Bancorp Ltd. (NYSE: MFCB) (the “Company” or “MFC”) announces its results for the three months ended March 31, 2016 and provides an update on its recent corporate developments. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). (All references to dollar amounts are in Canadian dollars unless otherwise stated.)
In the first quarter of 2016, revenues increased slightly to $350.0 million from $349.6 million in the same period of 2015. We continued to make progress in our plans to streamline our operations, exiting certain low margin product lines, reducing expenses and reducing working capital employed. This is an ongoing process. However, we believe this is the basis to improve our profitability and return on capital.
Despite a marginal increase in revenues, primarily as a result of the positive impact of the weaker Canadian dollar against the Euro in the period, our net income from continuing operations attributable to shareholders for the first quarter of 2016 declined to $0.4 million, or $0.01 per share on a basic and diluted basis, from $5.4 million, or $0.09 per share on a basic and diluted basis, in the same period of 2015.
In the first three months of 2016, operating EBITDA from continuing operations was $8.3 million, compared to $14.5 million in the same period 2015.
Operating EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization and impairment. Operating EBITDA from continuing operations is a non-IFRS financial measure and should not be considered in isolation or as a substitute for performance measures under IFRS. Management uses Operating EBITDA from continuing operations as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measure, primarily because we incur depreciation and depletion from time to time.
The following table provides a reconciliation of Operating EBITDA to net income from continuing operations for the periods indicated.
OPERATING EBITDA ($ in thousands)	March 31, 2016	March 31, 2015
Net income (1)	$40	$5,759
Tax expense	1,187	2,692
Finance costs	4,316	4,787
Amortization, depreciation and depletion	2,059	1,280
Operating EBITDA(2)	$8,302	$14,518
Note: (1) Includes net income from continuing operations attributable to non-controlling interests.
(2) There were no impairments for continuing operations in the three months ended March 31, 2016 and 2015.
Financial Highlights
As of March 31, 2016, cash and cash equivalents increased to $250.4 million from $197.5 million as of December 31, 2015. We have made progress in reducing our inventories. Inventories were $197.4 million as of March 31, 2016, compared to $245.3 million as of December 31, 2015. Trade receivables increased from $151.2 million as of December 31, 2015 to $207.9 million as of March 31, 2016. The increase in trade receivables was primarily as a result of a reduction of inventories and an increase in strategic receivables to enhance our realizations. Credit risk from trade receivables is substantially mitigated through credit insurance, bank guarantees, letters of credit and other risk mitigation measures.
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The following table highlights selected figures on our financial position as of March 31, 2016 and December 31, 2015:
FINANCIAL POSITION ($ in thousands, except ratios and per share amounts)	March 31, 2016	December 31, 2015
Cash and cash equivalents	$250,366	$197,519
Securities, current	20,942	170
Trade receivables	207,901	151,229
Inventories	197,406	245,345
Total current assets	859,235	785,850
Total current liabilities	524,475	414,562
Short-term bank borrowings	207,457	60,103
Working capital	334,760	371,288
Current ratio(1)	1.64	1.90
Total assets	1,055,859	977,351
Total long-term debt	245,287	259,038
Total long-term debt-to-equity(1)	0.47	0.47
Total liabilities	707,479	608,151
Shareholders’ equity	346,174	367,192
Net book value per share	5.48	5.81
Note: (1)
The current ratio is calculated as current assets divided by current liabilities and the total long-term debt-to-equity ratio is calculated as total long-term debt divided by shareholders’ equity.

Credit Lines and Facilities with Banks
We established, utilized and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used in our day-to-day finance and supply chain business. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.
As at March 31, 2016, we had credit facilities aggregating $812.3 million comprised of: (i) unsecured revolving credit facilities aggregating $390.2 million from banks. The banks generally charge an interest rate of inter-bank rates plus an interest margin; (ii) revolving credit facilities aggregating $105.2 million from banks for structured solutions, a special trade financing. The margin is negotiable when the facility is used; (iii) a non-recourse specially structured factoring arrangement with a bank for up to a credit limit of  $244.5 million for our supply chain activities. We may factor our receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) foreign exchange credit facilities of  $45.0 million with banks; and (v) secured revolving credit facilities aggregating $27.4 million.
All of these facilities are either renewable on a yearly basis or usable until further notice. A substantial portion of our credit facilities are denominated in Euros and, accordingly, such amounts may fluctuate when reported in Canadian dollars.
In addition, we have margin lines with availability at multiple brokers, which can enable us to hedge approximately $129.7 million notional value.
Vision
Our vision is to become a regulated trade finance institution, offering our customers and suppliers a wider range of structured finance solutions including factoring, inventory financing, forfaiting, marketing and other financing solutions.
There are significant opportunities to offer structured and trade finance and banking solutions in the markets we serve as many of our customers and suppliers do not have adequate financing alternatives and could benefit from our services. Leveraging our vertically-integrated supply chain platform, we have insights into financing requirements across the value chain and the ability to offer a full portfolio of structured and trade finance and banking products will allow us to meet the needs of our business partners.
In the first quarter of 2016, we made important progress towards this goal by completing the acquisition of MFC Merchant Bank Ltd (the “Bank”). As part of our group, the Bank does not engage in retail banking and commercial banking, but instead provides merchant banking and specialty banking services, focused
2

on structured and trade finance, to our customers, suppliers, and group members, among others. The products that the Bank offers include, among others:
■
structured and trade finance, including advisory services, in conjunction with export credit agencies;

■
merchant banking products and services, with and without recourse factoring;

■
forfaiting;

■
discounting of bills of exchange and promissory notes;

■
purchase financing collateralized by the product;

■
inventory financing collateralized by inventory and

■
bank guarantees, letters of credit, documentary bank guarantees/stand-by letters of credit, bills of exchange, bills of lading, promissory notes and forwarders’ certificate of receipt facilities.

The Bank’s customer deposits are mainly comprised of small and medium sized corporate clients, who may also be trade and structured finance customers, as well as our subsidiary companies and other related entities. In addition, we integrate our existing long-standing banking relationships with the Bank to support our corporate vision.
Stakeholder Communication
Management welcomes any questions you may have and looks forward to discussing our operations, results and plans with stakeholders:
■
Stakeholders are encouraged to read our entire management’s discussion and analysis for the three months ended March 31, 2016 and our unaudited financial statements for the three months ended March 31, 2016, which are available for download under the Company’s profile at www.sec.gov or at www.sedar.com, for a greater understanding of our business and operations.

■
All stakeholders who have questions regarding the information in this Quarterly Report may call our North American toll free line: 1 (844) 331 3343 or International callers: +1 (604) 662 8873 to book a conference call with members of our senior management. Questions may also be emailed to Rene Randall at rrandall@bmgmt.com.

Comments
Gerardo Cortina, President and Chief Executive Officer of the Company, commented: “Historically, we have operated in a net cash position; however, in 2014, after the acquisitions of two leveraged companies, this situation changed. We have implemented an action plan with the goal of restoring our net cash position in 2016 by reducing inventories and trade receivables and rationalizing other assets. In addition, the action plan is expected to reduce our structural cost profile by streamlining our businesses.”
Mr. Cortina concluded: “We wish to thank all our stakeholders and our banks for their support. We are making progress, but as of today we are not satisfied with the results. We have a plan and a vision. We will work diligently to execute them in order to enhance value for our stakeholders.”
About MFC
MFC is a finance and supply chain company, which facilitates the working capital and other requirements of our customers and suppliers. Our business activities involve customized structured financial solutions and are supported by captive sources and products secured by third parties. We do business in multiple geographies and specialize in a wide range of industrial products such as metals, minerals, steel products, and ferro-alloys.
Disclaimer for Forward-Looking Information
This news release contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature, including, without limitation, statements regarding the Company’s business plans, its strategy to reduce trade receivables and inventories, the integration of the Bank, future business prospects and any statements regarding beliefs, expectations or intentions regarding the future. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “projects”, ”intends”, “anticipates” or “does
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not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things:(i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) our ability to enforce our rights, and recover expected amounts, related to our insolvent customer through existing collateral, guarantees, mortgages and other mitigation securities; (vi) our ability to realize the anticipated benefits of our acquisitions; (vii) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (viii) counterparty risks related to our trading and finance activities; (ix) our ability to execute, and the timing and amounts received as a result of, our plan to rationalize certain hydrocarbon properties and iron ore interests; (x) operating hazards; and (xi) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our 2015 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and with the Canadian securities regulators and our Management’s Discussion and Analysis for the three months ended March 31, 2016, filed with the Canadian securities regulators.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MFC BANCORP LTD.
By:	/s/ Gerardo Cortina
Gerardo Cortina Chief Executive Officer
Date: May 16, 2016